Subject to Completion, dated April 4, 1997
PROSPECTUS SUPPLEMENT
(To Prospectus dated March 24, 1997)

                                   $125,000,000


                         Resource Mortgage Capital, Inc.


                         % Senior Notes due April , 2002
                                     ------

                              Interest Payable and
                                     ------


   The % Senior Notes Due April , 2002 (the  "Notes")  offered  hereby are being
issued  by  Resource  Mortgage  Capital,   Inc.,  a  Virginia  corporation  (the
"Company"), in an aggregate principal amount equal to $125 million.

   Interest on the Notes will be payable semi-annually in arrears on and , commencing , 1997. The Notes are redeemable at any time at the option of the Company, in whole or in part, at a redemption price equal to the sum of (i) the principal amount of the Notes being redeemed plus accrued interest to the redemption date; and (ii) the Make-Whole Amount (as defined herein), if any. See "Description of the Notes - Optional Redemption" herein. The Notes will mature on April , 2002.
   The Notes will be senior, unsecured obligations of the Company and will rank prior to all subordinated indebtedness of the Company and pari passu with all other senior unsecured indebtedness of the Company outstanding on the date of the issuance of these Notes.
   The Notes constitute a separate series of debt securities which will be represented by a note in book-entry form ( "Global Note") registered in the name of a nominee of The Depository Trust Company ("DTC"). Beneficial interests in the Global Note will be shown on, and transfers thereof will be affected only through, records maintained by DTC (with respect to beneficial interest of beneficial owners). Owners of beneficial interests in the Global Note will be entitled to physical delivery of Notes in certificated form equal in principal amount to their respective beneficial interest only under the limited circumstances described under "Description of the Notes - Book-Entry System." Settlement for the Notes will be made in immediately available funds. The Notes will trade in DTC's Same-Day Funds Settlement System until maturity or earlier redemption, as the case may be, or until the Notes are issued in certificated form, and secondary market trading activity in the Notes will therefor settle in immediately available funds. All payments of principal and interest in respect of the Notes will be made by the Company in immediately available funds. See "Description of the Notes - Same-Day Settlement and Payment."

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
 UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
                                     Price to     Underwriting     Proceeds to
                                    Public (1)     Discount (2)   Company (1)(3)
-------------------------------------------------------------------------------
Per Note  ....................               %              %                 %
-------------------------------------------------------------------------------
Total.......................        $               $              $
-----------------------------------------------------------------==============

(1) Plus accrued interest, if any, from ____________, 1997 to the date of delivery.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(3)  Before  deducting estimated expenses of $ payable by the Company.

     The Notes offered by this Prospectus Supplement are offered by the Underwriters, subject to prior sale, withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the Notes will be made in book-entry form through the facilities of DTC, against payment therefor in immediately available funds, on or about April , 1997.

LEHMAN BROTHERS                                               SMITH BARNEY INC.
APRIL    , 1997

Information contained in this Prospectus Supplement is subject to completion or amendment. This Prospectus Supplement and the accompanying Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


   CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF NOTES FOLLOWING THE PRICING OF THE OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE NOTES OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE NOTES AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING" HEREIN.


                                 THE COMPANY

   Resource  Mortgage   Capital,   Inc.  and  its  Subsidiaries  and  Affiliates
(together, the "Company") is a specialty finance company which uses its production operations to create investments for its portfolio. Currently, the Company's primary production operations include the origination of mortgage loans secured by multi-family properties and the origination of loans secured by manufactured homes. The Company has recently expanded its production activities to include commercial real estate loans and may expand into other financial products in the future. The Company will generally securitize the loans funded as Collateral for Collateralized Bonds, limiting its credit risk and providing long-term financing for its portfolio. Resource Mortgage Capital, Inc. and its Subsidiaries (together, "Resource REIT") have elected to be treated as a real estate investment trust ("REIT") for federal income tax purposes and, as such, must distribute substantially all of its taxable income to shareholders and will generally not be subject to federal income tax. See "Federal Income Tax Considerations" in the accompanying Prospectus.


   Resource REIT has elected REIT status primarily for the tax advantages associated with the REIT structure. Management believes that the REIT structure is the most desirable structure for owning its investment portfolio due to the elimination of corporate-level income taxation. In addition, because the Company is not structured as a traditional lender which accepts deposits, it is subject to substantially less regulatory oversight and incurs lower compliance expenses compared to banks, thrifts and many other lenders and investors. The Company also believes that it has an advantage over its competitors who securitize pools of loans as pass-through securities, which generates immediate and fully taxable gain-on-sale income. By contrast, when the Company securitizes pools of loans through the issuance of collateralized bonds, it earns net interest income over the life of these pools of loans, which is not subject to income tax because of the Company's status as a REIT.


   The Company's principal sources of earnings are net interest income on its investment portfolio. The Company's investment portfolio consists principally of Collateral for Collateralized Bonds, adjustable-rate mortgage ("ARM") securities and loans held for securitization. The Company funds its portfolio investments with both borrowings and cash raised from the issuance of equity capital. For the portion of the portfolio investments funded with borrowings, the Company generates net interest income to the extent that there is a positive spread between the yield on the earning assets and the cost of borrowed funds. For that portion of the balance sheet that is funded with equity capital, net interest income is primarily a function of the yield generated from the interest-earning asset. The cost of the Company's borrowings may be increased or decreased by interest rate swap, cap, or floor agreements.

                               USE OF PROCEEDS


   The net proceeds from the sale of the Notes are estimated to be $ million. The Company intends to initially use the net proceeds to reduce short-term debt used to finance loans held for securitization during the accumulation period. In the future, the Company intends to use the proceeds to support the accumulation of additional loans held for securitization or for general corporate purposes which may include financing future acquisitions, capital expenditures and working capital.

                           SELECTED FINANCIAL DATA

         The following selected financial data are derived from the audited financial statements of the Company at and for the years ended December 31, 1996, 1995, 1994, 1993 and 1992. The data should be read in conjunction with, and is qualified by reference to, the more detailed information contained in the Consolidated Financial Statements and Notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, which are herein incorporated by reference.

                                                                                     Year Ended December 31,
                                                   ---------------------------------------------------------------------------------
                                                       1996             1995            1994             1993             1992
                                                 --------------  ---------------  --------------   --------------   --------------
                                                                         (dollars in thousands, except per share data)
Operating Data:
Total interest income                                 $312,067       $253,882           $227,306          $172,256       $150,088
Total interest and related expense                     237,160        211,463            182,942           131,629        126,731
                                                 -----------------  -----------------  ----------------- ------------------  -------
Net interest margin                                     74,907         42,419             44,364            40,627         23,357
Gain on sale of single-family mortgage operations       17,285              -                  -                 -              -
Net gain on sale of assets                                 503          9,651             27,723            27,977         28,941
Other income                                             1,116          2,963              1,454               734            426
General and administrative expenses                     20,763         18,123             21,284            15,211         14,555
                                                 =================  ==============   ==============  ===============  ==============
Net income                                              73,048         36,910             52,257            54,127         38,169
                                                 =================  ==============   =============== ==============  ===============

Total revenue                                         $330,971       $266,496           $256,483          $200,967       $179,455
                                                 =================  ==============   ============== ===============  ===============
Total expenses                                        $257,923       $229,586           $204,226          $146,840       $141,286
                                                 =================  ==============   ============== ===============  ===============
Net income per common share
     Primary                                              3.08           1.70               2.64              3.12           2.73
     Fully-diluted (1)                                    2.96              -                  -                 -              -
Balance Sheet Data (as of year end):
Portfolio assets: (3)

   Collateral for Collateralized Bonds              $2,702,294     $1,028,935           $441,222          $434,698       $571,567
   Mortgage securities                                 892,037      2,149,416          2,579,759         2,300,949      1,401,578
   Other                                                96,236         27,585             16,859                 -              -
Loans held for securitization                          265,537        220,048            501,272           777,769        123,627
                                                 ---------------  -------------      ---------------  -------------- -------------
Total investments                                   $3,956,104     $3,425,984         $3,539,112        $3,513,416     $2,096,772
                                                 =============== =============       =============  ==============  ==============

Total assets                                        $3,987,457     $3,490,038         $3,600,596        $3,726,762     $2,239,656


Collateralized Bonds (4)                            $2,519,708       $949,139           $424,800          $432,677       $561,441
Repurchase agreements                                  756,448      1,983,358          2,804,946         2,754,166      1,315,334
Total liabilities                                    3,483,840      3,135,215          3,403,125         3,473,730      2,062,219
Shareholders' equity (2)                               439,215        359,582            270,149           253,032        177,437

Selected Ratios and Data:
Net interest spread                                      1.58%           1.06%              1.12%             1.55%          1.47%
Return on average shareholders' equity (2)               21.6%           12.5%              19.2%             25.8%          27.7%
Ratio of available earnings to fixed  charges (5)        1.56x           1.26x              1.35x             1.69x          1.80x
Ratio of available earnings to combined fixed
charges and preferred stock dividends (5)                1.52x           1.25x              1.35x             1.69x          1.80x


(1) Fully-diluted net income per common share is not presented for 1995 as the Company's cumulative convertible preferred stock and Stock Appreciation Rights (SARs) outstanding were anti-dilutive. Prior to 1995, no preferred stock was outstanding, and all SARs outstanding were anti-dilutive.

(2)  Excludes unrealized  gain/loss on  investments  available-for-sale.

(3) Collateral for Collateralized Bonds and mortgage securities are shown at fair value as of December 31, 1996, 1995 and 1994 and at amortized cost as of December 31, 1993 and1992.

(4) Substantially all of this debt is non-recourse to the Company. (5) For purposes of computing the ratios, "available earnings" consist of net income before income tax plus interest and debt expense and excludes fixed charges related to those Collateralized Bonds issued by the Company which are non-recourse to the Company. The sum is divided by fixed charges, which consists of total interest and debt expense, and, where applicable, the requirements to cover the preferred stock dividend.







                            Results of Operations

1996 compared to 1995

   Net income and net income per common share increased for 1996 as compared to 1995 primarily as a result of the increase in net interest margin and the gain on sale of the single-family mortgage operations. This increase was offset partially by a decline in the gain on sale of assets and an increase in general and administrative expenses.


   Net interest margin for 1996 increased to $74.9 million, or 76.6%, over net interest margin of $42.4 million for 1995. The increase in net interest margin resulted from the overall increase in the net interest spread on all interest-earning assets, which increased to 1.58% for 1996 versus 1.06% for 1995. The increase in net interest margin also resulted from the increased contribution from the Company's net investment in Collateral for Collateralized Bonds. The 0.52% increase in the net interest spread is attributable to the ARM securities being fully-indexed during 1996 and the more favorable interest rate environment which benefitted interest costs associated with Collateralized Bonds and borrowings related to the ARM securities. During 1995, as a result of rising short-term rates during both 1994 and early 1995, the Company's ARM securities were generally not fully-indexed throughout the year.

   The sale of the Company's single-family mortgage operations in 1996 generated a net gain of $17.3 million. Previously, the single-family mortgage operations had contributed to the Company's earnings through the securitization and sale of loans funded through its production activities as pass-through securities, recorded as gain on sale of assets, and through the funding of loans which were securitized in Collateralized Bonds. In 1995, the Company recorded a net gain on sale of assets related to the securitization and sale of loans amounting to $4.7 million. No gain on securitization or sale of loans was recorded in 1996. Net gain on sale of assets during 1996 resulted primarily from the sale of certain portfolio assets totaling approximately $2.0 million, offset partially by the write-down of certain assets for permanent impairment totaling $1.5 million. In 1995, the Company sold portfolio assets for a net gain of $3.8 million and recorded no write-downs. The Company also sold previously purchased mortgage servicing rights for a gain of $1.2 million in 1995.

   In 1996, general and administrative expenses increased $2.6 million, or 14.6%, to $20.8 million, as the Company continued to build its infrastructure for its manufactured housing operations. General and administrative expenses also increased from 1995 as a result of the Company's continued expansion of its wholesale origination capabilities for its single-family mortgage operations prior to its sale. The Company continues to expand its manufactured housing operations, and in August 1996, acquired Multifamily Capital Markets ("MCM") to expand its multi-family and commercial real estate lending businesses. The growth of the production operations should continue to cause general and administrative expenses to increase in 1997.


1995 compared to 1994

   The decrease in the Company's earnings for 1995 as compared to 1994 was primarily the result of the decrease in net gain on sale of assets and the decrease in net interest margin. These decreases were partially offset by a decrease in general and administrative expenses.

   The net gain on sale of assets decreased $18.0 million, or 65.2%, to $9.7 million in 1995 from $27.7 million in 1994. This decrease resulted from the combined effect of (i) the Company's change in securitization strategy in 1995 to the issuance of Collateralized Bonds which were accounted for as financing transactions, versus the use of pass-through mortgage security structures used in 1994, which were accounted for as sales, (ii) the lower mortgage loan funding levels by the Company as a result of a decrease in overall industry-wide mortgage loan originations, resulting from a higher level of price competition for mortgage loans and (iii) the flatter yield curve, which had an adverse impact on the Company's production of ARM loans.

  Net interest margin decreased $2.0 million, or 4.4%, to $42.4 million in 1995 from $44.4 million for 1994. This decrease resulted primarily from the change in the net interest spread on the interest-earning assets, which declined from 1.12% in 1994 to 1.06% in 1995. The decline in the net interest spread was attributable to a temporary reduction in the net interest spread in ARM securities. This temporary reduction resulted from the interest rate on borrowings increasing at a faster rate than the ARM securities which collateralize these borrowings. In December 1995, the net interest spread had increased to 1.18% as a result of the upward resets on the ARM securities and the more favorable short-term interest rate environment. Net interest margin also declined as a result of the increase in the provision for credit losses, which was $2.9 million and $2.1 million in 1995 and 1994, respectively.

   General and administrative expenses decreased 14.9%, to $18.1 million for 1995 from $21.3 million for 1994. This decline resulted primarily from the Company's effort to reduce costs in line with the reduced level of mortgage loan originations.

                                CAPITALIZATION

   The following table sets forth the consolidated capitalization of the Company at December 31, 1996, and as adjusted to give effect to the issuance of the Notes and the application of the estimated net proceeds therefrom as described under "Use of Proceeds" as described herein.


                                                                                                         December 31, 1996
                                                                                        --------------------------------------------
                                                                                                 Actual                As Adjusted
                                                                                         ----------------------     ----------------
                                                                                                    (dollars in thousands)
    Collateralized Bonds (1).................................................                $   2,519,708            $ 2,519,708
    Repurchase agreements....................................................                      756,448                756,448
    Notes payable............................................................                      133,124                  8,124
    Senior Notes payable as adjusted.........................................                       44,000                169,000
                                                                                       ----------------------         --------------
       Total debt.............................................................                $   3,453,280          $  3,453,280
                                                                                        ----------------------         -------------


   Shareholders' Equity:
       Preferred Stock, par value $.01 per share,
         50,000,000 shares authorized;
           Series A Cumulative Convertible Preferred Stock, $24 per share
             liquidation value, 1,552,500 shares issued and outstanding                      $      35,460           $     35,460
           Series B Cumulative  Convertible  Preferred  Stock,  $24.50 per share
             liquidation value, 2,196,824 shares issued and outstanding                             51,425                 51,425
           Series C Cumulative Convertible Preferred Stock, $30 per share
              liquidation value, 1,840,000 shares issued and outstanding                            52,740                 52,740
       Common stock, par value $.01 per share, 50,000,000 shares
         authorized; 20,653,593 issued and outstanding ......................                          207                    207
       Additional paid in capital............................................                      291,637                291,637
       Net unrealized gain on investments available-for-sale.................                       64,402                 64,402
       Retained earnings.....................................................                        7,746                  7,746
                                                                                        ----------------------      ----------------
       Total shareholders' equity............................................                      503,617                503,617
                                                                                        ----------------------      ----------------
        Total capitalization.................................................                 $  3,956,897           $  3,956,897
                                                                                        ======================      ================

(1) Collateralized Bonds are non-recourse to the Company. As of December 31, 1996, $384,738 of various classes of Collateralized Bonds have been retained by the Company and have been pledged as security for $366,689 of repurchase agreements, which are recourse to the Company. These repurchase agreement amounts have been included in Collateralized Bonds in the above table.

                                   BUSINESS

Business Focus and Strategy

   The Company is involved in two primary functions: (i) mortgage and consumer lending, and (ii) management of a portfolio of investments created through securitization and, to a lesser extent, secondary market purchases.

Lending Strategies

   The Company generally adheres to the following business strategies in its lending operations:

      develop production capabilities to originate and acquire financial assets in order to create attractively priced investments for its portfolio, generally at a lower cost than if investments with comparable risk profiles were purchased in the secondary market;

      focus on loan products that maximize the advantages of the REIT tax election;

      emphasize direct relationships with the borrower and minimize, to the extent practical, the use of origination intermediaries;

      use internally generated guidelines to underwrite loans for all product types and maintain centralized loan pricing;

      perform the servicing function for loans on which the Company has credit exposure; emphasize the use of early intervention, aggressive collection and loss mitigation techniques in the servicing process to manage and seek to reduce delinquencies and to minimize losses in its securitized loan pools; and

      vertically integrate the loan origination process by performing the sourcing, underwriting, funding and servicing of loans to maximize efficiency and provide superior customer service.

Investment Portfolio Strategies

The Company adheres to the following business strategies in its investment portfolio operations:

      use  its  loan  origination   capabilities  to  provide  assets  for  its
      investment portfolio, generally at a lower effective cost than if investments of comparable risk profiles where purchased in the secondary market;

      securitize its loan production to provide long-term financing and to reduce the Company's liquidity, interest rate and credit risk for these long-term assets;


      utilize leverage to finance purchases of loans and investments in line with prudent capital allocation guidelines which are designed to balance the risk in certain assets, thereby increasing potential returns to shareholders while seeking to protect the Company's equity base;


      structure borrowings to have interest rate adjustment indices and interest rate adjustment periods that, on an aggregate basis, generally correspond (within a range of one to six months) to the interest rate adjustment indices and interest rate adjustment periods of the related asset; and


      utilize   interest  rate  caps,   swaps  and  similar   instruments   and
      securitization vehicles with such instruments embodied in the structure to mitigate the risk of the cost of its variable rate liabilities increasing at a faster rate than the earnings on its assets during a period of rising interest rates.


   Generally, the Company does not seek gain-on-sale treatment in accounting for its securitizations for financial accounting or tax reporting purposes. Rather, the Company generally finances its assets through structured debt vehicles
(i.e., Collateralized Bonds) where the emphasis is on earning net interest income over the life of the associated assets and not gains from the sales of assets. The Company's strategy is to build and hold a portfolio of investments that generates net interest margin over time and allows the Company to take full advantage of its REIT status. While securitizing and selling assets (generally through a security where a REMIC election has been made) results in greater earnings and taxable income during the period of production (assuming constant portfolio assumptions) due to the current income recognition of the present value of future cash flows (i.e. the gain-on-sale), management believes that over the long term the Company will produce a tax-advantaged stream of income and a more stable dividend flow to shareholders because its earnings will be dependent on the size of the Company's investment portfolio, rather than on its quarterly loan production level. Gain-on-sale accounting for such sales presents as current income the expected future cash flows from the loans. Actual resulting cash flows are subject to revision due to loan pool performance (should actual losses and prepayment experience differ from the assumed levels), while net interest margin accounting records income essentially as cash flow is received. Additionally, while management intends to aggressively manage costs in all production cycles, net interest margin accounting provides management more flexibility to reduce its loan production rate during periods in which management believes the market conditions for loan production are unattractive, without necessarily experiencing an immediate decline in net income. Companies utilizing gain-on-sale accounting will typically experience a more exaggerated decline in net income during periods of declining loan origination volume.

Production Operations


   The Company's current production operations consist primarily of the origination or purchase of loans and the securitization of such loans. The production operations have historically enabled the Company to enhance its return on shareholders' equity ("ROE") by earning a favorable net interest spread while loans are being accumulated for securitization and creating investments for its portfolio at a lower cost than if such investments were purchased from third parties. The creation of investments involves the issuance of Collateralized Bonds or pass-through securities collateralized by the loans generated from the Company's production activities and the retention of one or more classes of the Collateralized Bonds or securities relating to such issuance. The issuance of Collateralized Bonds and pass-through securities generally limits the Company's credit and interest rate risk in contrast to retaining loans in its investment portfolio in whole-loan form.


   Until May 1996, the Company's production operations were comprised mainly of its single-family mortgage operations that concentrated on the "non-conforming" segment of the residential loan market. The Company funded its single-family loans directly through mortgage brokers (wholesale) and purchased loans through a network of mortgage companies (correspondents). The single-family loans which were originated or purchased by the Company were secured by properties throughout the United States. The Company built this single-family production operation from a start-up in 1988, funding $18.2 billion in principal amount of loans since inception. Loans originated through the Company's former single-family mortgage operations constitute the majority of loans underlying the securities that comprise the Company's current investment portfolio.

   On May 13, 1996, the Company sold its single-family mortgage operations to Dominion Mortgage Services, Inc. ("Dominion"), a wholly-owned subsidiary of Dominion Resources, Inc. (NYSE:D), for $68 million. Included in the sale of the single-family mortgage operations were the Company's single-family correspondent, wholesale and servicing operations. The sale resulted in a gain of $17.3 million, which was net of a provision of $31.0 million for possible losses on single-family loans where the Company has retained a portion of the credit risk and where prior to the sale the Company had serviced such single-family loans. The terms of the sale included an initial cash payment of $20.5 million, with the remainder of the purchase price to be paid evenly over the next five years pursuant to a note agreement. As a result of the sale, the Company is precluded from originating certain types of single-family mortgage loans through either correspondents or a wholesale network for a period of five years from the date of sale. The Company may acquire, however, single-family sub-prime mortgage loans through bulk purchases of $25 million or more.

   Since the sale of the single-family mortgage operations to Dominion described above, the Company's primary production operations have been focused on multi-family and manufactured housing lending. The Company has recently broadened its multi-family lending capabilities to include other types of commercial real estate loans and expanded its manufactured housing lending to include inventory financing to manufactured housing dealers. The Company may also purchase single-family loans on a "bulk" basis from time to time and may originate such loans on a retail basis.

   The Company believes that it has been successful in operating its production activities. Since its initial public offering in February 1988, the Company's average total ROE has been 17%. The Company estimates that its ROE has averaged 4% higher than it would have been otherwise as a result of its production operations. For purposes of the above percentages, ROE was calculated on a weighted average basis prior to unrealized gains or losses on available-for-sale mortgage securities. The single-family operations contributed $62 million to the Company's net earnings since 1988, including the $17.3 million of net gain recorded in May 1996, and produced a positive mark-to-market on related single-family investments of $65.2 million as of December 31, 1996.

   While there can be no assurances in this regard, the Company believes that its future production activities will continue to have a favorable impact on its ROE and to create investments for its portfolio at a lower all-in cost than if investments with comparable risk profiles were purchased from third parties.

Multi-family Lending Operations

   The Company currently originates multi-family mortgage loans which are secured by apartment properties that have qualified for low-income housing tax credits ("LIHTCs") under Section 42 of the Internal Revenue Code of 1986, as amended. Since 1992, the Company has funded approximately $355 million of multi-family mortgage loans through a brokerage arrangement with Multi-Family Capital Markets ("MCM"), a Richmond, Virginia-based company which the Company acquired in August 1996 for $4 million. The Company believes the acquisition of MCM will accelerate the Company's efforts of expanding its multi-family lending activities and improving its competitive position in the marketplace for such loans. During the first quarter of 1997, the Company broadened its income property lending beyond LIHTC apartment properties to include commercial industrial warehouse properties. Future commercial lending efforts may include apartment properties that have not received LIHTCs, assisted living and retirement housing, limited and full service hotels, urban or suburban office buildings, retail shopping strips and centers, other light industrial buildings and manufactured housing parks. The Company contemplates that it would service and securitize such loans from its multi-family production operations.


   As of December 31, 1996, the Company had $208.2 million in principal balance of multi-family loans held for securitization. Such loans had an average principal balance of $3.6 million, and ranged in size from $0.6 million to $11.0 million. The Company has commitments to fund loans through 1998 of approximately $517 million, as of March 31, 1997. As of such date, the Company had 19 employees directly involved in its multi-family lending operations.


   Current federal law provides that LIHTCs are allocated under two methods. For apartment properties that are not financed through the issuance of tax-exempt bonds, each state receives an annual allocation of LIHTCs. Each state then allocates portions of its LIHTC allocation to various developers for the purpose of constructing or rehabilitating low-income housing apartment properties. Based upon current allocation amounts, approximately 110,000 apartment units nationwide are constructed or rehabilitated annually as a result of such LIHTCs. For property owners to be eligible for, and remain in compliance with the LIHTC regulations, owners must "set aside" at least 20% of the units for rental to families with income of 50% or less of the median income for the locality as determined by the Department of Housing and Urban Development ("HUD"), or at least 40% of the units to families with income of 60% or less of the HUD median income. Most owners elect the "40-60 set-aside" and designate 100% of the units in the project as LIHTC units. Additionally, rents cannot exceed 30% of the annual HUD median income adjusted for the unit's designated "family size." Assuming the apartment properties are eligible for and remain in compliance with the LIHTC regulations, the property owner receives a tax credit for each year of a ten year period equal to approximately 9% of the eligible basis of the apartment property (the "9% Credits").

   For apartment properties that are financed through the issuance of tax-exempt bonds, there is no allocation, and, subject to certain initial and on-going requirements, restrictions and compliance that are similar to those set forth in the prior paragraph, each apartment property automatically qualifies for LIHTCs for each year of a ten year period equal to approximately 4% of the eligible basis of the apartment property (the "4% Credits").


   Generally, the LIHTCs are sold by the developers to investors prior to construction in order to provide additional equity for the project. The sale of the 9% Credits typically provides funds equal to approximately 50% of the construction costs of the project; the sale of the 4% Credits typically provides funds equal to approximately 20% of the construction costs of the project. The multi-family loans made by the Company normally fund the difference between the project cost (including a fee to the developer) and the funds generated from the sale of the 9% Credits. Recently, the Company has entered into a "master commitment" with a large investor in apartment properties with 4% Credits to purchase the tax-exempt bonds related to such properties, and may administer the construction process relating to certain of those properties. In addition to providing substantial equity for the apartment project, the Company believes the LIHTCs provide a strong on-going incentive to the owner of the property to maintain the property and meet its debt service obligations, since the owner, upon foreclosure, would lose any LIHTCs not already taken and may be subject to recapture of a portion of the LIHTCs already taken.

   With the acquisition of MCM, the Company's multi-family originations are now sourced directly through the Company's relationships with developers and syndicators, rather than through correspondent or broker relationships. Once a sufficient volume of multi-family loans are accumulated, the Company plans to securitize such loans through the issuance of Collateralized Bonds, or, in the case of tax-exempt bonds, through the issuance of a pass-through security. The Company anticipates that the issuance of the Collateralized Bonds and pass-through securities will limit the Company's future credit and interest rate risk on such multi-family originations. The Company presently intends to accumulate approximately $250 million of multi-family loans for a series of Collateralized Bonds to be issued during 1997. The Company has previously issued one series of Collateralized Bonds backed by multi-family loans. The Company has not issued any pass-through securities backed by tax-exempt bonds. See "Securitization Strategy" below.


   Underwriting. The Company underwrites all of its multi-family originations. Among other criteria, the Company underwrites each multi-family loan or bond to a minimum debt service coverage ratio of 1.15 times the property's net operating income, with a maximum loan to value of 80% of appraised value, or in the case of a bond, to 85% of appraised value. The Company believes that such criteria are consistent with general underwriting standards for LIHTC multi-family properties used in the industry. These underwriting criteria are designed to assess the particular property's current and future capacity to meet all debt service payments on a current basis and to ensure that adequate collateral value exists to support the principal amount of the loan or bond in the event the Company is required to foreclose on such properties.. Prior to committing to make and fund such loans, the Company's internal loan committee, a majority of whose members are not directly involved in such activities, review and approves such lending transactions.

   Because the Company funds such loans or bonds at fixed-interest rates and also commits to funding future loans or bonds at fixed-interest rates, the Company is exposed to interest rate risk to the extent that interest rates increase in the future. The Company strives to mitigate such risk by the use of futures contracts and forward contracts on United States treasury securities with duration characteristics similar to the multi-family loans, bonds and commitments.

Manufactured Housing Lending Operations

   The Company began to build the infrastructure of its manufactured housing lending operations during the fourth quarter of 1995 and commenced funding loans on manufactured homes during the second quarter of 1996. The Company believes that manufactured housing is a growing market with strong customer demand. The Company entered this business primarily to diversify its existing product line and to increase its overall production. Manufactured housing lending complements the Company's residential lending and securitization expertise.


   A manufactured home is distinguished from a traditional single-family home in that the housing unit is constructed in a plant, transported to the site and secured to a foundation, whereas a single-family home is built on the site. Loans on manufactured homes may take the form of a consumer installment loan (i.e., a personal property loan) when the borrower rents the lot underlying the manufactured home or owns the lot and finances it separately, or a traditional mortgage loan when the borrower finances both the lot and the manufactured home. To date, the Company has only originated consumer installment loans on manufactured homes, but plans to originate mortgage loans in the future. The Company offers both fixed and adjustable rate loans with terms ranging from 7 to 30 years. As of December 31, 1996, the Company had $41 million in principal balance of manufactured housing loans in inventory. The average funded amount per loan was approximately $37,000. As of March 31, 1997, the Company had commitments outstanding of approximately $72 million. As of such date, the Company had 72 employees directly involved in its manufactured housing lending operations.

   The rising cost of site built single-family housing in the United States has shifted consumer demand toward manufactured housing as an affordable alternative to traditional single-family homes. According to the December 1996 Manufacturing Report by the Manufactured Housing Institute, manufactured home sales, approximately 52% of which were multi-section homes, represented an estimated 24% of all new housing units produced in the United States in 1996 compared to 17% in 1991. During 1996, approximately 363,000 manufactured homes were shipped to retailers (i.e., dealers) which then sell the homes to consumers, with the majority of such sales being financed as personal property loans using an installment sales contract. As the manufactured home is generally transported on public roads, each home is usually titled with the respective state department of motor vehicles.


   The Company's manufactured housing lending business is operated out of the Company's main office in Glen Allen, Virginia (the "home" office) and is supported currently with regional offices in North Carolina, Georgia, Texas and Michigan. The Company is planning to establish a fifth regional office on the West Coast during the second quarter of 1997. Each regional office supports three to four district sales managers who establish and maintain relationships with manufactured housing dealers. By using the home/regional/district office structure, the Company has created a decentralized customer service and loan origination organization with centralized controls and support functions. The Company believes that this approach also provides the Company with a greater ability to maintain customer service, to respond to market conditions, to enter and exit local markets and to test new products.

   The Company's current sources of originations are its dealer network and direct marketing to consumers. In the future, the Company plans to expand its sources of origination to nearly all sources for manufactured housing loans by establishing relationships with park owners, developers of manufactured housing communities, manufacturers of manufactured homes, brokers and correspondents. The Company currently advertises in trade publications to reach dealers and solicits loans through direct mail and telemarketing.

   The Company's dealer qualification criteria includes minimum equity requirements, minimum years of experience for principal officers, acceptable historical financial performance and various business references. The dealer application package is submitted by the dealer to the regional office manager for review and approval. As of March 31, 1997, the Company had 590 approved dealers with 1,115 sales locations. The Company plans to continue to expand its dealer network.

   Inventory Financing. In 1997, the Company began offering inventory financing, or "lines of credit," to retail dealers for the purpose of purchasing manufactured housing inventory to display and sell to customers. Under such arrangements, the Company lends against the dealer's line of credit when an invoice representing the purchase of a manufactured home by a dealer is presented to the Company by the manufacturer of the manufactured home. Prior to approval of the line of credit for the dealer, the Company performs a financial review of the manufacturer as well as the dealer. The Company also performs monthly inspections of the dealer's inventory, financed by the Company, and annual reviews of both the dealer and the manufacturer. Entrance into this area of financing is consistent with the Company's strategy to be a "full-service" provider to the manufactured housing industry.

      Underwriting. The Company underwrites 100% of the manufactured housing loans it originates. The loans are underwritten at the regional offices based on guidelines established by the Company. Home office approvals are required when loan amounts exceed specified lines of credit authority. Turnaround for approvals are within four to twenty-four hours, with fundings usually within twenty-four to forty eight hours of receipt of complete documentation.

   Because of the decentralization of the Company's manufactured housing business, in addition to the Company's underwriting process and dealer approval program, the Company also currently performs regional office reviews on a periodic basis to ensure that required procedures are being followed. These reviews include the collections area, the remarketing of foreclosed or repossessed homes, underwriting, dealer performance and quality control. The periodic regional quality control reviews are performed to ensure that the underwriting guidelines are consistently applied. The Company also performs customer audits both before and after funding of the loan.

   Manufactured housing loans are primarily fixed-interest rate with some adjustable-rate and step-rate loans. , The Company will seek to mitigate interest rate risk associated with fixed-rate products through the use of forward sales, futures and/or swaps until the pool of loans is securitized. As of December 31, 1996, 95.3% of the loans were fixed-rate.

   The Company perfects its security interest on the loans that are in the form of installment sales contracts by filing title with the department of motor vehicles or Uniform Commercial Code financing statements with the respective state. Such loans are eligible REIT assets.

Single-family Lending

   Pursuant to the terms of the sale of the Company's single-family operations to Dominion during the second quarter of 1996, the Company is precluded from originating or purchasing certain types of single-family loans through a wholesale or correspondent network through April 2001. However, the Company may purchase any type of single-family loans on a "bulk" basis, i.e., in blocks of $25 million or more, and may originate loans on a retail basis. The Company intends to purchase single-family loans in bulk to the extent that the Company can generate a favorable return on investment upon securitization. Due to the sale of its single-family operations, the Company does not currently have the internal capability to directly underwrite or service single-family mortgage loans. In the future, the Company may re-establish an internal underwriting and servicing capability for single-family mortgage loans, similar to that which existed prior to the sale of its single-family operations. In the interim, the Company plans to occasionally bulk purchase "A" quality loans and the Company may utilize independent contractors to assist in the underwriting and servicing of such loans.

Other Production Activities

   In addition to the production activities described above, the Company makes secured loans against single-family homes that serve as model homes for its builder and also extends leases on such homes that it has bought from the builder. Prior to providing such a loan or purchasing a model home which is leased back to the builder, the Company has an appraisal conducted on each model home and will limit the amount of the loan or purchase price for such a house to a predetermined percentage of the home's appraised value. When the Company purchases a model home, it will simultaneously enter into a lease with the home builder for a lease term of generally twelve to eighteen months. At the end of the lease term, the builder may assist in selling the model home, at the option of the Company. The lease rates are typically based on one-month London Interbank Offered Rate ("LIBOR") plus a spread. When the Company provides a loan, the model home serves as collateral for the loan. The loan generally has a term of twelve to eighteen months with an interest rate based on one-month LIBOR plus a spread.

   In the future, the Company may enter into other forms of lending or leasing activities, where it feels it can use its tax status as a REIT as a competitive advantage. The Company may engage in these activities through internal growth or through acquisition.

Loan Servicing

   During 1996, the Company established the capability to service both multi-family and manufactured housing loans funded through its production operations. The purpose of servicing the loans funded through the production operations is to better manage the Company's credit exposure while the loans are held for securitization, as well as the exposure which is usually generated when the Company retains a portion of the credit risk on a pool of the mortgage loans after securitization. The multi-family servicing function is located in Glen Allen, Virginia and includes collection and remittance of principal and interest payments, administration of tax and insurance accounts, management of the replacement reserve funds, collection of certain insurance claims and, if the loan defaults, the resolution of such defaulted loan through either a modification or the foreclosure and sale of the property.

   The manufactured housing servicing function is operated in Fort Worth, Texas. As servicer of such manufactured housing loans, the Company is responsible for the collection of monthly payments, and if the loan defaults, the resolution of such defaulted loan through either a modification or the repossession and sale of the related property. Minimizing the time between the date the loan goes in default and the time that the manufactured home is repossessed and sold is critical to mitigating losses on these loans.

Securitization Strategy

   When a sufficient volume of loans is accumulated, the Company will generally securitize these loans through the issuance of Collateralized Bonds. The Company believes that securitization is an efficient and cost effective way for the Company to (i) reduce capital otherwise required to own the loans in whole loan form; (ii) limit the Company's exposure to credit risk on the loans; (iii) lower the overall cost of financing the loans; and (iv) depending on the securitization structure, limit the Company's exposure to interest rate and/or valuation risk. As a result of the reduction in the availability of mortgage pool insurance, and the Company's desire to reduce both its recourse borrowings as a percentage of its overall borrowings as well as the variability of its earnings, the Company has utilized the Collateralized Bond structure for securitizing substantially all of its loan production since the beginning of 1995. Prior to 1995, the Company issued pass-through securities, in a senior-subordinated structure or with pool insurance.


   The Company plans to securitize multi-family tax-exempt bonds through the issuance of pass-through securities, as the tax-exempt nature of the interest income must be "passed through" to the holders of such securities. As with other classes of its assets, the Company believes that such a securitization will be an efficient and cost effective way for the Company to (i) reduce capital otherwise required to be maintained; (ii) limit the Company's exposure to credit risk on the bonds; and (iii) limit the Company's exposure to interest rate and/or valuation risk. As of the date hereof, the Company has not purchased or securitized any tax-exempt bonds.


   All securities are structured by the Company so that a substantial portion of the securities are rated in one of the two highest rating categories by at least one of the nationally recognized rating agencies (for example, AAA or AA by Standard and Poor's Rating Services). Credit enhancement for these securities may take the form of over-collateralization, subordination, reserve funds, mortgage pool insurance, bond insurance, third-party limited guaranties or any combination of the foregoing. The Company strives to use the most cost effective security structure and form of credit enhancement available at the time of securitization. Securities issued by the Company are not generally guaranteed by a federal agency. Each series of securities is expected to be fully payable from the collateral pledged to secure the series. Regardless of the form of credit enhancement, the Company may retain a limited portion of credit risk related to the loans or bonds after securitization.

Master Servicing

   The Company performs the function of master servicer for certain of the securities it has issued, including all of the securities it issued since 1995. The master servicer's function typically includes monitoring and reconciling the loan payments remitted by the servicers of the loans, determining the payments due on the securities and determining that the funds are correctly sent to a trustee or investors for each series of securities. Master servicing responsibilities also include monitoring the servicers' compliance with its servicing guidelines. As master servicer, the Company is paid a monthly fee based on the outstanding principal balance of each such loan master serviced or serviced by the Company as of the last day of each month. The Company has been master servicing mortgage loans since November 1993.

                             Investment Portfolio

Strategy

   The core of the Company's earnings is derived from its investment portfolio. The Company's strategy for its investment portfolio is to create a diversified portfolio of high quality assets that in the aggregate generates stable income for the Company in a variety of interest rate and prepayment environments and preserves the capital base of the Company. In many instances, the Company's investment strategy involves not only the creation of the asset, but structuring the related borrowing through the securitization process to create a stable yield profile.

   At December 31, 1996, the Company's investments included the following amounts at their carrying basis:

                                                                           Balance              % of Total
                                                                    ----------------------   --------------------
                                                                    (amounts in thousands)
                 Investments:
                    Portfolio assets:
                       Collateral for Collateralized Bonds...........    $   2,702,294                68  %
                                                                    ----------------------   --------------------
                       Mortgage securities:
                          Adjustable-rate mortgage securities.......            758,946               19
                          Fixed-rate mortgage securities...............          32,535                1
                          Other mortgage securities...............              100,556                3
                                                                     -------------------     --------------------
                       Total mortgage securities ................               892,037               23
                                                                    ----------------------   --------------------
                       Other portfolio assets.............                       96,236                2
                                                                    ----------------------   --------------------
                                                                              3,690,567               93
                    Loans held  for securitization .....................        265,537                7
                                                                    ----------------------   --------------------
                           Total investments.....................     $       3,956,104              100  %
                                                                    ======================   ====================

   The Company continuously monitors the aggregate projected net yield of its investment portfolio under various interest rate and prepayment environments. While certain investments may perform poorly in an increasing interest rate environment, certain investments may perform well, and others may not be impacted at all. Generally, the Company adds investments to its portfolio which are designed to increase the diversification and reduce the variability of the yield produced by the portfolio in different interest rate environments. The Company may add new types of investments to its portfolio in the future.


   Approximately $3.2 billion of the Company's portfolio assets as of December 31, 1996 are comprised of loans or securities that have coupon rates which adjust over time (subject to certain periodic and lifetime limitations) in conjunction with changes in short-term interest rates. Generally, during a period of rising interest rates, the Company's net interest spread earned on its investment portfolio will decrease. The decrease of the net interest spread results from (i) the lag in resets of the ARM loans underlying the ARM securities and certain Collateral for Collateralized Bonds relative to the rate resets on the associated borrowings and (ii) rate resets on the ARM loans which are generally limited to 1% every six months, while the associated borrowings have no such limitation. As interest rates stabilize and the ARM loans reset, the net interest margin may be restored to its former level as the yields on the ARM loans adjust to market conditions. Conversely, net interest margin may increase following a fall in short-term interest rates. This increase may be temporary as the yields on the ARM loans adjust to the new market conditions after a lag period. In each case, however, the Company expects that any increase or decrease in the net interest spread due to changes in the short-term interest rates will be temporary. The net interest spread may also be increased or decreased by the cost or proceeds of interest rate swap, cap or floor agreements.


   Because of the 1% periodic cap nature of the ARM loans underlying the ARM securities, these securities may decline in market value in a rising interest rate environment. In a rapidly increasing rate environment, as was experienced in 1994, a decline in value may be significant enough to impact the amount of funds available under repurchase agreements to borrow against these securities. In order to maintain liquidity, the Company may be required to sell certain securities. To mitigate this potential liquidity risk, the Company strives to maintain excess liquidity to cover any additional margin required in a rapidly increasing interest rate environment, defined as a 3% increase in short-term interest rates over a twelve-month time period. The Company has also entered into an interest rate swap transaction aggregating $1.02 billion notional amount, which is designed to protect the Company's cash flow and earnings on the ARM securities and certain Collateral on Collateralized Bonds in a rapidly rising interest rate environment. Under the terms of this interest rate swap agreement, the Company receives payment if one-month LIBOR increases by 1% or more in any six-month period. Finally, the Company has purchased $1.5 billion notional of interest rate cap agreements to reduce the risk of the lifetime interest rate limitation on the ARM securities and on certain Collateralized Bonds owned by the Company. Liquidity risk also exists with all other investments pledged as collateral for repurchase agreements, but to a lesser extent.

   The remaining portion of the Company's portfolio assets as of December 31, 1996, approximately $0.5 billion, are comprised of loans or securities that have coupon rates that are either fixed or do not reset within the next 15 months. The Company has limited its interest rate risk on such investments through (i) the issuance of fixed-rate Collateralized Bonds and notes payable, (ii) interest rate swap agreements (Company receives floating, pays fixed) and (iii) equity, which in the aggregate totals approximately $0.8 billion as of the same date. Overall, the Company's interest rate risk is primarily related to the rate of change in short term interest rates, not the level of short term interest rates.


   Investment in Collateralized Bonds. Collateral for Collateralized Bonds represents the single largest investment in the Company's portfolio. Interest margin on the net investment in Collateralized Bonds (defined as the principal balance of Collateral for Collateralized Bonds less the principal balance of the Collateralized Bonds outstanding) is derived primarily from the difference between (i) the cash flow generated from the mortgage collateral pledged to secure the Collateralized Bonds and (ii) the amounts required for payment on the Collateralized Bonds and related insurance and administrative expenses. Collateralized Bonds are generally non-recourse to the Company. The Company's yield on its net investment in Collateralized Bonds is affected primarily by changes in interest rates and prepayment rates and, to a lesser extent, credit losses on the underlying loans. The Company may retain for its investment portfolio certain classes of the Collateralized Bonds issued and pledge such classes as collateral for repurchase agreements.

   ARM securities. Another segment of the Company's portfolio is the investments in ARM securities. The interest rates on the majority of the Company's ARM securities reset every six months and the rates are subject to both periodic and lifetime limitations. Generally, the repurchase agreements, which finance a portion of the ARM securities, have a fixed rate of interest over a term that ranges from 30 to 90 days and, therefore, are not subject to repricing limitations. As a result, the net interest margin on the ARM securities could decline if the spread between the yield on the ARM security versus the interest rate on the repurchase agreement was to be reduced. The Company may increase its return on equity by pledging the ARM securities as collateral for repurchase agreements.


   Fixed-rate mortgage securities. Fixed-rate mortgage securities consist of securities that have a fixed-rate of interest for specified periods of time. Certain fixed-rate mortgage securities have a fixed interest rate for the first 3, 5 or 7 years and an interest rate that adjusts at six- or twelve-month intervals thereafter, subject to periodic and lifetime interest rate caps. The Company's yields on these securities are primarily affected by changes in prepayment rates. Such yields will decline with an increase in prepayment rates and will increase with a decrease in prepayment rates. The Company generally borrows against its fixed-rate mortgage securities through the use of repurchase agreements.

   Other mortgage securities. Other mortgage securities consist primarily of interest-only securities ("I/Os"), principal-only securities ("P/Os") and residual interests which were either purchased or were created through the Company's production operations. An I/O is a class of a collateralized bond or a mortgage pass-through security that pays to the holder substantially all interest. A P/O is a class of a collateralized bond or a mortgage pass-through security that pays to the holder substantially all principal. Residual interests represent the excess cash flows on a pool of mortgage collateral after payment of principal, interest and expenses of the related mortgage-backed security or repurchase arrangement. Residual interests may have little or no principal amount and may not receive scheduled interest payments. Included in the residual interests at December 31, 1996 was $53.5 million of equity ownership in residual trusts which own collateral financed with repurchase agreements. The collateral consists of primarily agency ARM securities. The Company's borrowings against its other mortgage securities is limited by certain loan covenants to 3% of shareholders' equity. The yields on these securities are affected primarily by changes in prepayment rates and by changes in short-term interest rates.

   Other portfolio assets. Other portfolio assets consists of an installment note from Dominion received as part of the consideration for the sale of the single-family mortgage operations, single-family homes leased to home builders and other financing lease receivables. The installment note received totaled $47.5 million in the aggregate and bears interest at a rate of 6.5%, which is paid quarterly. The principal balance of the note is being paid in five equal installments of $9.5 million which began January 2, 1997. The single-family homes leased to builders at December 31, 1996 totaled $33.3 million. The leases average twelve to eighteen months with the Company selling the home at the end of the lease. The lease rates are typically based on one-month LIBOR plus a spread.

   Loans held for securitization. Loans held for securitization consist primarily of loans originated or purchased through the Company's production operations that have not been securitized. During the accumulation period, the Company is exposed to risks of interest rate fluctuations and may enter into hedging transactions to reduce the change in value of such loans caused by changes in interest rates. The Company is also at risk for credit losses on these loans during accumulation. This risk is managed through the application of loan underwriting and risk management standards and procedures and the establishment of reserves.

   Hedging and other portfolio transactions. As part of its asset/liability management process, the Company enters into interest rate agreements such as interest rate caps and swaps and financial futures contracts ("hedges"). These agreements are used to reduce interest rate risk which arises from the lifetime interest rate caps on the ARM securities, the mismatched repricing of portfolio investments versus borrowed funds and assets repricing on indices such as the prime rate which are different than the related borrowing indices. The agreements are designed to protect the portfolio's cash flow and to stabilize the portfolio's yield profile in a variety of interest rate environments.

Risks Inherent in the Company's Investment Portfolio


   The Company is exposed to three types of risks inherent in its investment portfolio. These risks include credit risk (inherent in the security structure and underlying loan), prepayment/interest rate risk (inherent in the underlying loan) and margin call risk (inherent in the security if it is used as collateral for borrowings). The Company is exposed to credit risk while loans are held for securitization as well as after securitization. The Company's credit risk is managed primarily through applying loan underwriting and risk management standards and procedures that the Company believes to be conservative, as well as through establishing a reserve for potential losses. The Company's credit risk on a pool of loans is generally limited when the loans are securitized.


   The Company has historically securitized its loan production in collateralized bond or pass-through securitization structures. With either structure, the Company may use overcollateralization, subordination, reserve funds, bond insurance, mortgage pool insurance or any combination of the foregoing for credit enhancement. Regardless of the form of credit enhancement, the Company may retain a limited portion of the direct credit risk of the securitization. This risk can include credit risk on the overcollateralization in a collateralized bond structure, credit risk from special hazard losses or fraud losses not covered by pool insurance or credit risk through retention of subordinated securities for which losses exceed the protection provided by reserve funds or pool insurance. The Company has established reserves and discounts for estimated losses on both credit risk during the accumulation period and as a result of the securitization. The total of those reserves and discounts as of December 31, 1996 was $94.3 million.

   For prepayment/interest rate risk and margin call risk, the Company has developed analytical tools and risk management strategies to monitor and address these risks, including (i) weekly mark-to-market of a representative basket of securities within the portfolio, (ii) monthly analysis using advanced option-adjusted spread (OAS) methodology to calculate the expected change in the market value of various representative securities within the portfolio under various extreme scenarios and (iii) monthly static cash flow and yield projections under forty-nine different scenarios. Such tools allow the Company to continually monitor and evaluate its exposure to these risks and to manage the risk profile of the investment portfolio in response to changes in the risk profile. While the Company may use such tools, there can be no assurance the Company will accomplish the goal of adequately managing the risk profile of the investment portfolio.


   The Company also views its hedging activities as a tool to manage these identified risks. For the risks associated with the periodic and lifetime interest rate caps on the ARM securities and certain Collateral for Collateralized Bonds, the Company uses interest rate cap and interest rate swap agreements. The purpose of these transactions is to protect the Company in the event that interest rates increase to levels higher on the index than the periodic and/or lifetime caps on the underlying ARM loans will allow the ARM loans to reset. The caps effectively lift the lifetime cap on a portion of the ARM securities and certain Collateral for Collateralized Bonds in the Company's portfolio while the various interest rate swap agreements limit the Company's exposure to changes in the financing rates on a portion of these securities.

   Eurodollar financial futures and options contracts may be utilized to hedge the risks associated with financing a portion of the investment portfolio with variable-rate repurchase agreements. These instruments synthetically lengthen the duration of the repurchase agreement financing, typically from one month to three and six months. The Company will receive additional cash flow if the related Eurodollar index increases above the contracted rates. If, however, the Eurodollar index decreases below contracted rates, the Company will pay additional cash flow. As of December 31, 1996, the Company had lengthened the duration of $1.0 billion of its repurchase agreements and certain Collateralized Bonds to three months.


   As the Company uses repurchase agreements to finance a portion of its ARM investment portfolio, the Company is exposed to liquidity risk in the form of margin calls if the market value of the securities pledged as collateral for the repurchase agreements decline. The Company has established equity requirements for each type of investment to take into account the price volatility and liquidity of each such investment. The Company models and plans for the margin call risk related to its repurchase borrowings through the use of its OAS model to calculate the projected change in market value of its investments that are pledged as collateral for repurchase borrowings under various adverse scenarios. The Company generally maintains enough immediate or available liquidity to meet margin call requirements if short-term interest rates were to increase by up to 300 basis points over a one-year period. As of December 31, 1996, the Company had total repurchase agreements outstanding of $756.4 million, secured by ARM securities, fixed-rate mortgage securities and other mortgage securities at their market values of $757.4 million, $28.5 million and $20.1 million, respectively. To a lesser extent, the Company also has liquidity risk inherent to its investment in certain residual trusts. These trusts are subject to margin calls and the Company, at its option, can provide additional equity to the trust to meet the margin call. Should the Company not provide the additional equity, the assets of the trust could be sold to meet the trusts' obligation, resulting in a potential loss to the Company.


   During 1996, the Company structured all of its ARM loan securitizations as collateralized bonds, with the financing, in effect, incorporated into the bond structure. This structure eliminates the need for repurchase agreements, consequently eliminating the margin call risk and to a lesser degree the interest rate risk. During 1996, the Company issued approximately $2.04 billion in Collateralized Bonds, primarily collateralized by ARM loans. The Company plans to continue to use collateralized bonds as its primary securitization vehicle.


REIT Status

   Resource REIT has elected to be treated as a REIT for federal income tax purposes. A REIT must distribute annually substantially all of its taxable income to shareholders. The Company and its qualified REIT subsidiaries generally will not be subject to federal income tax to the extent that certain REIT qualifications are met. Certain other affiliated entities which are consolidated with Resource REIT for financial reporting purposes, are not consolidated for federal income tax purposes because such entities are not qualified REIT subsidiaries. All taxable income of these affiliated entities is subject to federal and state income taxes, where applicable. See "Federal Income Tax Considerations" in the accompanying Prospectus.

                           DESCRIPTION OF THE NOTES

   The following description of the specific terms of the Notes offered hereby supplements, and to the extent is inconsistent therewith replaces, the description of the general terms and provisions of "Debt Securities" set forth in the accompanying Prospectus under the caption "Description of Securities." Capitalized terms not otherwise defined herein shall have the meanings given to them in the accompanying Prospectus.


   The Notes constitute a separate series of debt securities (which are more fully described in the accompanying Prospectus) each to be issued pursuant to an indenture (the "Indenture") dated as of April , 1997, among the Company and Texas Commerce Bank National Association, as trustee (the "Trustee"), and will be limited to an aggregate principal amount of $125 million. The terms of the Notes include those provisions contained in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Notes are subject to all such terms, and holders of Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to and qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below.


   The Notes will be senior, unsecured obligations of the Company and will rank prior to all subordinated indebtedness of the Company and pari passu with all other senior unsecured indebtedness of the Company outstanding on the date of the issuance of these Notes. The Notes will be recourse to all of the unencumbered assets of the Company.

   Subject to certain limitations set forth in the Indenture, under Article Eight, entitled "Consolidation, Merger, Sale, Lease or Conveyance", and in addition as described below under "Limitations on Incurrence of Debt" and "Maintenance of Net Unencumbered Asset Value," the Indenture will permit the Company to incur additional secured and unsecured indebtedness.


   As of , 1997, the Company, on a consolidated basis, will have approximately $ million of senior, secured indebtedness other than Collateralized Bonds, and, on a pro forma basis and, assuming the completion of the offering of the Notes, $ million of senior, unsecured indebtedness, including the Notes. In addition, the Company funds its operations through the issuance of Collateralized Bonds, which are payable solely from the Collateral for Collateralized Bonds and are otherwise non-recourse to the Company, and by entering into repurchase agreements, which are secured by mortgage securities and loans held for securitization and are generally recourse to the Company. See "Capitalization" herein.

   The Notes will mature on April , 2002 (the "Maturity Date"). The Notes are not subject to any sinking fund provisions. The Notes will be issued only in book-entry form without coupons, in denominations of $1,000 and integral multiples thereof, except under the limited circumstances described below under "Book-Entry System."

   Except as set forth in the Indenture under Article Eight, entitled "Consolidation, Merger, Sale, Lease or Conveyance", and, in addition, as described below under "Limitations on Incurrence of Debt" and "Maintenance of Net Unencumbered Asset Value," the Indenture does not contain any provisions that would limit the ability of the Company to incur indebtedness or that would afford holders of the Notes protection in the event of: (i) a highly leveraged or similar transaction involving the Company; (ii) a change of control; or (iii) a reorganization, restructuring, merger or similar transaction involving the Company that may adversely affect the holders of the Notes. However, certain restrictions on the ownership and transfer of shares of Common Stock designed to preserve Resource REIT's status as a REIT may act to prevent or hinder a change of control. See "Description of Securities - Repurchase of Shares and Restrictions on Transfer" in the accompanying Prospectus. The Company and its management have no present intention of engaging in a highly leveraged or similar transaction involving the Company.


   The provision of Article Fourteen of the indenture with respect to defeasance and covenant defeasance shall apply to the Notes.


Principal and Interest


   The Notes will bear interest at % per annum and from April , 1997 or from the immediately preceding Interest Payment Date (as defined below) to which interest has been paid, payable semi-annually in arrears on each and , commencing , 1997 (each, an "Interest Payment Date"), and on the applicable Maturity Date, to the persons (the "Holders") in whose names the applicable Notes are registered in the Security Register applicable to the Notes as provided in the Indenture. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.


   The principal of each Note payable on the Maturity Date will be paid against presentation and surrender of such Note at the corporate trust office of the Trustee, located initially at 712 Main Street, Houston, Texas, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

   If any Interest Payment Date or the Maturity Date falls on a day that is not a Business Day, the required payment shall be made on the next Business Day as if it were made on the date such payment was due and no interest shall accrue on the amount so payable for the period from and after such Interest Payment Date or the Maturity Date, as the case may be. "Business Day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York City are authorized or required by law, regulation or executive order to close.

Certain Covenants

   In addition to the covenants set forth in the Indenture, the Resolutions of the Board of Directors of the Company, setting forth the terms of the Notes pursuant to the Indenture, provide that the Notes will be subject to the following additional covenants.


   Limitations on Incurrence of Debt. The Company may not incur any Debt other than Collateralized Bonds, if immediately after giving effect to the incurrence of such Debt, the aggregate principal amount of all outstanding Debt of the Company excluding Collateralized Bonds, on a consolidated basis determined in accordance with generally accepted accounting principles, is greater than 95% of the sum of: (i) the Company's Total Investments excluding Collateral for Collateralized Bonds as of the end of the calendar quarter prior to the incurrence of such additional Debt; (ii) unrestricted cash and Cash Equivalents, and (iii) any Letters of Credit Collateral.


   In addition, the Company may not incur any Unsecured Debt if the ratio of Income Available for Interest Payments to Interest Expense for the four consecutive fiscal quarters most recently ended prior to the date such additional Debt is to be incurred shall have been less than 2 to 1 on a pro forma basis, after giving effect thereto and the application of proceeds therefrom.


   Maintenance of Net Unencumbered Asset Value. The Company must maintain, as of any quarter end, a Net Unencumbered Asset Value equal to or greater than 135% of the aggregate principal amount of all outstanding Unsecured Debt of the Company on a consolidated basis.

   Provision of Financial Information.  Whether or not the Company is subject to
Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act"), the Company must, to the extent permitted under the Exchange Act, file with the Securities and Exchange Commission (the "SEC") the annual reports, quarterly reports and other documents which the Company would have been required to file with the SEC pursuant to such Section 13 or 15(d) (the
"Financial Statements") if the Company were so subject, on or prior to the respective dates (the "Required Filing Dates") by which the Company would have been required to file such documents. The Company must also in any event: (i) within 15 days after each Required Filing Date (a) transmit by mail to all Holders of Notes, as their names and addresses appear in the Security Register, without cost to such Holders, copies of the annual reports and quarterly reports which the Company would have been required to file with the SEC pursuant to
Section 13 or 15(d) of the Exchange Act if the Company were subject to such Sections; and (ii) if filing such documents by the Company with the SEC is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective Holder of the Notes.


   Definitions.  As used herein,

   "Affiliate" of the Company means (i) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person; or (ii) any other Person in which such specified Person has a non-controlling ownership interest exceeding 50%. For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of Voting Stock, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.


   "Assets" of the Company  means total  assets of the Company  determined  on a
consolidated  basis  and  in  accordance  with  generally  accepted   accounting
principles.


   "Capital Stock" means, with respect to any Person, any and all shares, interests, participations, rights to purchase, warrants, options, or other equivalents (however designated) of the capital stock of a corporation, and any and all equivalent ownership interests in a Person other than a corporation, in each case whether now outstanding or hereafter issued.

   "Cash Equivalents" means, at any time, (a) any evidence of Indebtedness with a maturity of 180 days or less from the date of acquisition issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof); (b) certificates of deposit, money market deposit accounts and acceptances with a maturity of 180 days or less from the date or acquisition of any financial institution that is a member of the Federal Reserve System having combined capital and surplus and undivided profits of not less than $500 million; (c) commercial paper with a maturity of 180 days or less from the date of acquisition issued by a corporation that is not an Affiliate of the Company and is organized under the laws of any state of the United States or the District of Columbia whose debt rating, at the time as of which such investment is made, is at least "A-1" by Standard & Poor's Ratings Services or at least "P-1" by Moody's Investors Service, Inc. or rated at least an equivalent rating category of another nationally recognized securities rating agency; (d) repurchase agreements and reverse repurchase agreements having a term of not more than 30 days for underlying securities of the types described in clause (a) above entered into with a financial institution meeting the qualifications described in clause (b) above; (e) any security, maturing not more than 180 days after the date of acquisition, backed by standby or direct pay letters of credit issued by a bank meeting the qualifications described in clause (b) above; and (f) any security, maturing not more than 180 days after the date of acquisition, issued or fully guaranteed by any state, commonwealth, or territory of the United States of America, or by any political subdivision thereof, and rated at least "A" by Standard & Poor's Ratings Services or at least "A" by Moody's Investors Service, Inc. or rated at least an equivalent rating category of another nationally recognized securities rating agency.


   "Collateralized Bonds" means non-recourse debt securities of the Company, that are collateralized by, and are to be repaid solely with proceeds from, the Collateral for Collateralized Bonds.


   "Collateral for Collateralized Bonds" means loans, securities or any funds pledged as security for Collateralized Bonds, at fair market value as determined in accordance with generally accepted accounting principles.

   "Company"  means  Resource   Mortgage   Capital,   Inc.,  and  all  of  its
Subsidiaries and Affiliates.

   "Debt" of the Company means any indebtedness of the Company, whether or not contingent, in respect of: (i) borrowed money or other indebtedness evidenced by bonds, notes, debentures or similar instruments; (ii) indebtedness secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on property owned by the Company, including but not limited to collateralized bonds and collateralized repurchase agreements; (iii) letters of credit or amounts representing the balance deferred and unpaid of the purchase price of any property except any such balance that constitutes an accrued expense or trade payable; (iv) the principal amount of all obligations of the Company with respect to redemption, repayment or other repurchase of any Disqualified Stock; or (v) any lease of property by the Company as lessee which is reflected on the Company's consolidated balance sheet as a capitalized lease in accordance with generally accepted accounting principles; in the case of items in indebtedness under (i) through (iii) above to the extent that any such items (other than letters of credit) would appear as a liability on the Company's consolidated balance sheet in accordance with generally accepted accounting principles, and also includes, to the extent not otherwise included, any obligation of the Company to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), indebtedness of another person (other than the Company), it being understood that Debt shall be deemed to be incurred by the Company, whenever the Company or such Subsidiary shall create, assume, guarantee or otherwise become liable in respect thereof.

   "Disqualified Stock" means, with respect to any person, any capital stock or partnership interest of such person which by the terms of such capital stock or partnership interest (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable), upon the occurrence of any event or otherwise: (i) matures or is mandatory redeemable, pursuant to a sinking fund obligation or otherwise; (ii) is convertible into or exchangeable or exercisable for Debt or Disqualified Stock; or (iii) is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to the maturity of the relevant series of Notes.

   "Income Available for Interest Payments" for any periods means Net Income plus Interest Expense; minus (i) extraordinary gains and losses; (ii) any other gains and losses that do not otherwise relate to the sale or securitization of Assets in the ordinary course of business; and (iii) the effect of any non-cash charge resulting from a change in accounting principles in determining Net Income for such period.

   "Interest Expense" means for any period,, the sum of (a) interest and related expense relating solely to Unsecured Debt of the Company on a consolidated basis (including, but not limited to, amortization of original issue discount or premium, as the case may be, non-cash interest payments, the interest component of any deferred payment obligations, commissions, discounts and other fees and charges incurred in respect of letters of credit or bankers' acceptances financings and net payments (if any) pursuant to obligations under hedging instruments but excluding amortization of deferred financing fees) and (b) capitalized interest relating to Unsecured Debt of the Company, whether paid or accrued, all as determined on a consolidated basis and in accordance with generally accepted accounting principles.


   "Letters of Credit Collateral" means the fair market value of any collateral not included in Assets, which is pledged to secure letters of credit issued on behalf of the Company, adjusted for the fair market value of any hedge instruments entered into by the Company relating to such collateral.


   "Net Income" means net income as presented in the consolidated financial statements of the Company as determined in accordance with generally accepted accounting principles, and is calculated excluding the deduction for dividends on preferred stock.


   "Net Unencumbered Asset Value" of the Company as of any date equals: (i) the sum of (a) Total Investments, (b) unrestricted cash and Cash Equivalents and (c) accrued interest receivable not otherwise included in Total Investments, less accrued interest payable; minus (ii) the sum of (a) Collateral for Collateralized Bonds, (b) subordinated or other classes of mortgage securities that are included in Total Investments, which are or would be rated below investment grade rating by Standard & Poor's Rating Services or other equivalent rating agency, (c) the fair market value of any Asset pledged to secure repurchase agreements and (d) the fair market value of any Asset which secures and is required to secure any other secured debt, excluding the fair market value of Assets available as collateral for additional borrowings under any such secured debt, determined on a consolidated basis in accordance with generally accepted accounting principles.


   "Person" means an individual, partnership, corporation, business trust, joint stock company, trust, unincorporated association, joint venture, governmental authority or other entity of whatever nature.


   "Subsidiary" means a corporation, a majority of the outstanding Voting Stock, of which is owned directly or indirectly, by the Company or by one or more other Subsidiaries of the Company.


   "Total Investments" as of any date means the total investments of the Company on a consolidated basis, including but not limited to portfolio assets (including but not limited to Collateral for Collateralized Bonds, mortgage securities, other portfolio assets and available-for-sale investments) and loans held for securitization, all as determined in on a consolidated basis in accordance with generally accepted accounting principles.

   "Unsecured Debt" as of any date means the sum of any Debt of the Company that is not secured or collateralized by any mortgage, lien, charge, pledge or other security interest, determined on a consolidated basis in accordance with generally accepted accounting principles, excluding (i) any amounts owed under accrued interest payable and (ii) any letters of credit that are secured or will be secured by other than Assets in the event such letters of credit are drawn upon.

   "Voting Stock" means all outstanding classes of Capital Stock of any entity entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

   Reference is made to Article Ten of the Indenture, entitled "Covenants" for a description of additional covenants applicable to the Notes.

Optional Redemption

   The Notes may be redeemed at any time at the option of the Company, in whole or from time to time in part, at a redemption price equal to the sum of: (i) the principal amount of the Notes being redeemed plus accrued interest thereon to the redemption date; and (ii) the Make-Whole Amount (as defined below), if any, with respect to such Notes (the "Redemption Price").

   If notice of redemption has been given as provided in the Indenture and funds for the redemption of any Notes called for redemption shall have been made available on the redemption date referred to in such notice, such Notes will cease to bear interest on the date fixed for such redemption specified in such notice and the only right of the Holders of the Notes from and after the redemption date will be to receive payment of the Redemption Price upon surrender of such Notes in accordance with such notice.

   Notice of any optional redemption of any Notes will be given to Holders at their addresses, as shown in the Security Register for the Notes, not more than 60 nor less than 30 days prior to the date fixed for redemption as defined in the Indenture. The notice of redemption will specify, among other items, the Redemption Price and principal amount of the Notes held by such Holder to be redeemed.


   If less than all the Notes are to be redeemed at the option of the Company, the Company will notify the Trustee at least 60 days prior to giving notice of redemption (or such shorter period as may be satisfactory to the Trustee) of the aggregate principal amount of Notes to be redeemed and their redemption date. The Trustee shall select, in such manner as it shall deem fair and appropriate, Notes to be redeemed in whole or in part.


   Definitions: As used herein:

   "Make-Whole Amount" means, in connection with any optional redemption of any Notes, the excess, if any, of: (i ) the aggregate present value as of the date of such redemption of each dollar of principal being redeemed and the amount of interest (exclusive of interest accrued to the date of redemption) that would have been payable in respect of each such dollar if such redemption had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date notice of such redemption is given) from the respective dates on which such principal and interest would have been payable if such redemption had not been made, to the date of redemption; over (ii) the aggregate principal amount of the Notes being redeemed.

   "Reinvestment Rate" means the yield on Treasury securities at a constant maturity corresponding to the remaining life (as of the date of redemption, and rounded to the nearest month) to Stated Maturity of the principal being redeemed (the "Treasury Yield"), plus 0.25%. For purposes hereof, the Treasury Yield shall be equal to the arithmetic mean of the yields published in the Statistical Release (as defined below) under the heading "Week Ending" for "U.S. Government Securities -- Treasury Constant Maturities" with a maturity equal to such remaining life; provided, that if no published maturity exactly corresponds to such remaining life, then the Treasury Yield shall be interpolated or extrapolated on a straight-line basis from the arithmetic means of the yields for the next shortest and next longest published maturities. For purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used. If the format or content of the Statistical Release changes in a manner that precludes determination of the Treasury Yield in the above manner, then the Treasury yield shall be determined in the manner that most closely approximates the above manner, as reasonably determined by the Company.

   "Statistical Release" means the statistical release designated "H.15 (519)" or any successor publication which is published weekly by the Federal Reserve System and which reports yields on actively traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the Indenture, then such other reasonably comparable index which shall be designated by the Company.

Book-Entry System


   The following are summaries of certain rules and operating procedures of DTC that affect the payment of principal and interest and transfers in the Global Note. Upon issuance, the Notes will only be issued in the form of a Global Note which will be deposited with, or on behalf of, DTC and registered in the name of Cede & Co., as nominee of DTC. Unless and until it is exchanged in whole or in part for Notes in definitive form under the limited circumstances described below, the Global Note may not be transferred except as a whole: (i) by DTC to a nominee of DTC; (ii) by a nominee of DTC to DTC or another nominee of DTC; or
(iii) by DTC or any such nominee to a successor or a nominee of such successor.

   Ownership of beneficial interests in the Global Note will be limited to persons that have accounts with DTC for such Global Note ("participants") or persons that may hold interests through participants. Upon the issuance of the Global Note, DTC will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the Notes represented by such Global Note beneficially owned by such participants. Ownership of beneficial interests in such Global Note will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by DTC (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may limit or impair the ability to own, transfer or pledge beneficial interests in the Global Note.

   So long as DTC or its nominee is the registered owner of a Global Note, DTC or its nominee, as the case may be, will be considered the sole owner or Holder of the Notes represented by such Global Note for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Global Note will not be entitled to have Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of such Notes in certificated form and will not be considered the registered owners or Holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in a Global Note must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture. The Company understands that under existing industry practices, if the Company requests any action of Holders or if an owner of a beneficial interest in a Global Note desires to give or take any action that a Holder is entitled to give or take under the Indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them. In the case of an Event of Default under the Indenture, DTC, acting upon instructions furnished to DTC by the participants holding the relevant beneficial interests in a Global Note, may institute proceedings in respect of such Event of Default in accordance with the terms of the Indenture.

   Principal and interest payments on interests represented by the Global Note will be made to DTC or its nominee, as the case may be, as the registered owner of such Global Note. None of the Company, the Trustee or any agent of the Company or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payment made on account of beneficial ownership interests in the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

   The Company expects that DTC, upon receipt of any payment of principal or interest in respect of the Global Note, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in such Global Note as shown on the records of DTC. The Company also expects that payments by participants to owners of beneficial interests in the Global Note held through such participants will be governed by standing customer instructions and customary practice, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

   If DTC is at any time unwilling or unable to continue as depository for the Notes and the Company fails to appoint a successor depository registered as a clearing agency under the Exchange Act within 90 days, the Company will issue the Notes in definitive form in exchange for the Global Note. Any Notes issued in definitive form in exchange for the Global Note will be registered in such name or names, and will be issued in denominations of $1,000 and such integral multiples thereof, as DTC shall instruct the Trustee. It is expected that such instructions will be based upon directions received by DTC from participants with respect to ownership of beneficial interests in the Global Note.


   DTC has advised the Company of the following information regarding DTC. DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own DTC. Access to the DTC book-entry system is also available to others, such as banks, brokers and dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Same-Day Settlement and Payment

   Settlement for the Notes will be made by the Underwriters (as defined herein) in immediately available funds. All payments of principal and interest in respect of the Notes will be made by the Company in immediately available funds.

   The Notes will trade in DTC's Same-Day Funds Settlement System until maturity or until the Notes are issued in certificated form, and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

Trustee

   The   Trustee  has  other   banking,   depository,   custodian   and  lending
relationships in the ordinary course of business with the Company.

                                 UNDERWRITING

   The underwriters named below (the "Underwriters") have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company the principal amount of the Notes set forth opposite their respective names below:

                                                            Principal
                                                             Amount
   Underwriter                                               of the
                                                             Notes
                                                           ----------

   Lehman Brothers Inc................................... $
  Smith Barney Inc......................................   -----------

         Total.........................................   $125,000,000
                                                          ============

   The  Underwriting  Agreement  provides  that the  obligation  of the  several
Underwriters to purchase the Notes are subject to the certain conditions contained therein, and that if any of the Notes are purchased by the Underwriters pursuant to the Underwriting Agreement, all the Notes agreed to be purchased by the Underwriters must be so purchased.

  The Company has been advised that the Underwriters propose to offer the Notes directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain selected dealers (who may include the Underwriters) at such price less a concession not in excess of % of the principal amount of the Notes. The selected dealers may reallow a concession to certain other dealers not in excess of % of the principal amount of the Notes. After the initial public offering, the public offering price, the concession to selected dealers and the reallowance may be changed.

   Settlement for the Notes will be made in immediately available funds and all secondary trading in the Notes will settle in immediately available funds. See "Description of the Notes--Same-Day Settlement and Payment."

   The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act or to contribute to payments that the Underwriters may be required to make in respect thereof.

   The Company does not intend to apply for listing of the Notes on any national securities exchange, but has been advised by the Underwriters that they presently intend to make a market in the Notes, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Notes and any such market making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or the existence of trading markets for, the Notes.

   Until the distribution of the Notes is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters to bid for and purchase the Notes. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Notes. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes.

    If an Underwriter creates a short position in the Notes in connection with the offering, (i.e., if it sells more Notes than are set forth on the cover page of this Prospectus Supplement), the Underwriters may reduce that short position by purchasing Notes in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transaction, once commenced, will not be discontinued without notice.

                                LEGAL MATTERS


   Certain legal matters in connection with the offering of the Notes are being passed upon for the Company by Venable, Baetjer and Howard, LLP, Baltimore, Maryland. Certain legal matters have been passed upon for the Underwriters by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York.

PROSPECTUS


[GRAPHIC OMITTED]
                Resource Mortgage Capital, Inc.

         Common Stock, Preferred Stock, Debt Securities
          Warrants to Purchase Common Stock, Warrants to Purchase Preferred Stock and Warrants to
                         Purchase Debt Securities


                              ----------------


   Resource Mortgage Capital, Inc., a Virginia corporation (the "Company"), directly or through agents, dealers or underwriters designated from time to time, may issue and sell from time to time one or more of the following types of its securities (the "Securities"): (i) shares of its common stock, par value $0.01 per share ("Common Stock"); (ii) shares of its preferred stock, no par value, in one or more series ("Preferred Stock"); (iii) debt securities, in one or more series, any series of which may be either senior debt securities or subordinated debt securities (collectively, "Debt Securities" and, as appropriate, "Senior Debt Securities" or "Subordinated Debt Securities"); (iv) warrants to purchase shares of Common Stock ("Common Stock Warrants"); (v) warrants to purchase Preferred Stock ("Preferred Stock Warrants"); (vi) warrants to purchase debt securities ("Debt Warrants"); and (vii) any combination of the foregoing, either individually or as units consisting of one or more of the foregoing types of Securities. The Securities offered pursuant to this Prospectus may be issued in one or more series, in amounts, at prices and on terms to be determined at the time of the offering of each such series. The Securities offered by the Company pursuant to this Prospectus will be limited to $450,000,000 aggregate initial public offering price, including the exercise price of any Common Stock Warrants, Preferred Stock Warrants and Debt Warrants (collectively, "Securities Warrants").

   The specific terms of each offering of Securities in respect of which this Prospectus is being delivered are set forth in an accompanying Prospectus
Supplement (each, a "Prospectus Supplement") relating to such offering of Securities. Such specific terms include, without limitation, to the extent applicable the following: (1) in the case of any series of Preferred Stock, the specific designations, rights, preferences, privileges and restrictions of such series of Preferred Stock, including the dividend rate or rates or the method for calculating same, dividend payment dates, voting rights, liquidation preferences, and any conversion, exchange, redemption or sinking fund provisions; (2) in the case of any series of Debt Securities, the specific designations, rights and restrictions of such series of Debt Securities, including without limitation whether the Debt Securities are Senior Debt Securities or Subordinated Debt Securities, the currency in which such Debt Securities are denominated and payable, the aggregate principal amount, stated maturity, method of calculating and dates for payment of interest and premium, if any, and any conversion, exchange, redemption or sinking fund provisions; (3) in the case of the Securities Warrants, the Debt Securities, Preferred Stock or Common Stock, as applicable, for which each such warrant is exercisable, and the exercise price, duration, detachability and call provisions of each such warrant; and (4) in the case of any offering of Securities, to the extent applicable, the initial public offering price or prices, listing on any securities exchange, certain federal income tax consequences and the agents, dealers or underwriters, if any, participating in the offering and sale of the Securities. If so specified in the applicable Prospectus Supplement, any series of Securities may be issued in whole or in part in the form of one or more temporary or permanent Global Securities, as defined herein.

                              ----------------


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
                               SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
           UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
           REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                              ----------------



   The Company may sell all or a portion of any offering of its Securities through agents, to or through underwriters or dealers, or directly to other purchasers. See "Plan Distribution." The related Prospectus Supplement for each offering of Securities sets forth the name of any agents, underwriters or dealers involved in the sale of such Securities and any applicable fee, commission, discount or indemnification arrangement with any such party. See "Use of Proceeds."

   This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement. The delivery in any jurisdiction of this Prospectus together with a Prospectus Supplement relating to specific Securities shall not constitute an offer in such jurisdiction of any other Securities covered by this Prospectus but not described in such Prospectus Supplement.

The date of this Prospectus is March 24, 1997

   NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER, AGENT OR DEALER. NEITHER THE DELIVERY OF THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT NOR ANY DISTRIBUTION OF SECURITIES BEING OFFERED PURSUANT TO THIS PROSPECTUS AND AN ACCOMPANYING PROSPECTUS SUPPLEMENT SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AT ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THEREOF. THIS PROSPECTUS AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE SECURITIES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                           ------------------------

                            AVAILABLE INFORMATION

   The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, NW, Judiciary Plaza, Washington, D.C. 20549, and at the Commission's following regional offices: Midwest Regional Office, Citicorp Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661-2511; and Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, NW, Judiciary Plaza, Washington, D.C. 20549. The Common Stock of the Company is listed on the New York Stock Exchange ("NYSE") and such reports, proxy statements and other information concerning the Company may also be inspected at the offices of such Exchange at 20 Broad Street, New York, New York 10005. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding the Company at http://www.sec.gov.

   The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Securities offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance, reference is made to the copy of such contract or documents filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The following documents previously filed with the Commission by the Company are incorporated in this Prospectus by reference: Annual Report on Form 10-K for the year ended December 31, 1995; Quarterly Report on Form 10-Q for the quarter ended March 31, 1996; Quarterly Report on Form 10-Q for the quarter ended June 30, 1996; Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 as amended by Form 10-Q/A filed on March 6, 1997; Current Report on Form 8-K dated October 15, 1996; Current Report on Form 8-K dated February 27, 1997; and the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A under the Exchange Act, including any amendment or report filed to update the description.

   All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of all Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any accompanying Prospectus Supplement relating to a specific offering of Securities or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any accompanying Prospectus Supplement. Subject to the foregoing, all information appearing in this Prospectus is qualified in its entirety by the information appearing in the documents incorporated herein by reference.

   The Company will furnish without charge to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any and all of the documents described above under "Incorporation of Certain Documents by Reference", other than exhibits to such documents, unless such exhibits are specifically incorporated by reference therein. Written requests should be directed to: Resource Mortgage Capital, Inc., 10900 Nuckols Road, Glen Allen, Virginia, 23060, Attention: Investor Relations, Telephone:
(804) 217-5800.

                                 THE COMPANY

   Resource Mortgage Capital, Inc. (the Company) is a mortgage and consumer finance company, which uses its production operations to create investments for its portfolio. Currently, the Company's primary production operations include the origination of mortgage loans secured by multi-family properties and the origination of loans secured by manufactured homes. From its inception in 1987 through May 13, 1996, the Company's principal production operations included the purchase or origination of single-family loans. The Company sold such operations on May 13, 1996 to Dominion Mortgage Services, Inc., a wholly-owned subsidiary of Dominion Resources, Inc. (NYSE: D).

   The Company will generally securitize the loans funded as collateral for collateralized bonds, limiting its credit risk and providing long-term financing for its portfolio. The majority of the Company's current investment portfolio is comprised of loans or securities (ARM loans or ARM securities) that have coupon rates which adjust over time (subject to certain limitations) in conjunction with changes in short-term interest rates. The Company intends to expand its production sources in the future to include other financial products, such as commercial real estate loans. The Company has elected to be treated as a real estate investment trust (REIT) for federal income tax purposes and as such must distribute substantially all of its taxable income to shareholders, and will generally not be subject to federal income tax.

   The Company's principal sources of earnings are net interest income on its investment portfolio. The Company's investment portfolio consists principally of collateral for collateralized bonds, ARM securities and loans held for securitization. The Company funds its portfolio investments with both borrowings and cash raised from the issuance of equity capital. For the portion of the portfolio investments funded with borrowings, the Company generates net interest income to the extent that there is a positive spread between the yield on the earning assets and the cost of borrowed funds. For that portion of the balance sheet that is funded with equity capital, net interest income is primarily a function of the yield generated from the interest-earning asset. The cost of the Company's borrowings may be increased or decreased by interest rate swap, cap, or floor agreements.

   Generally, during a period of rising interest rates, the Company's net interest spread earned on its investment portfolio will decrease. The decrease of the net interest spread results from (i) the lag in resets of the ARM loans underlying the ARM securities and collateral for collateralized bonds and (ii) the fact that the resets on the ARM loans are limited to generally 1% every six months, while the associated borrowings have no such limitation. As interest rates stabilize and the ARM loans reset, the net interest margin may be restored to its former level as the yields on the ARM loans adjust to market conditions. Conversely, net interest margin may increase following a fall in short-term interest rates; this increase may be temporary as the yields on the ARM loans adjust to the new market conditions after a lag period. In each case, however, the Company expects that the increase or decrease in the net interest spread due to changes in the short-term interest rates is temporary. The net interest spread may also be increased or decreased by the cost or proceeds of the interest rate swap, cap or floor agreements.

   The Company seeks to generate growth in earnings and dividends per share in a variety of ways, including (i) adding investments to its portfolio when opportunities in the market are favorable, (ii) developing production capabilities to originate and acquire financial assets in order to create investments for the portfolio at a lower effective cost then if such assets were purchased and (iii) increasing the efficiency with which the Company utilizes its equity capital over time.

   The Company elects to be taxed as a real estate investment trust and, as a result, is required to distribute substantially all of its earnings annually to its shareholders. In order to grow its equity base, the Company may issue additional preferred or common stock. Management strives to issue such additional shares when it believes existing shareholders are likely to benefit from such offerings through higher earnings and dividends per share than as compared to the level of earnings and dividends the Company would likely generate without such offerings.

                              Other Information

   The Company, and its qualified REIT subsidiaries, have elected to be treated as a REIT for federal income tax purposes. A REIT must distribute annually substantially all of its income to shareholders. The Company and its qualified REIT subsidiaries (collectively, "Resource REIT") generally will not be subject to federal income tax to the extent that certain REIT qualifications are met. Certain other affiliated entities which are consolidated with the Company for financial reporting purposes, are not consolidated for federal income tax purposes because such entities are not qualified REIT subsidiaries. All taxable income of these affiliated entities are subject to federal and state income taxes, where applicable.
See "Federal Income Tax Considerations."

   The principal executive office of the Company is located at 10900 Nuckols Road, Glen Allen, Virginia 23060, telephone number (804) 217-5800.

                               USE OF PROCEEDS

   Unless otherwise specified in the applicable Prospectus Supplement for any offering of Securities, the net proceeds from the sale of Securities offered by the Company will be available for the general corporate purposes of the Company. These general corporate purposes may include, without limitation, repayment of maturing obligations, redemption of outstanding indebtedness, financing future acquisitions (including acquisitions of loans and other related products), capital expenditures and working capital. Pending any such uses, the Company may invest the net proceeds from the sale of any Securities or may use them to reduce short-term indebtedness. If the Company intends to use the net proceeds from a sale of Securities to finance a significant acquisition, the related Prospectus Supplements will describe the material terms of such acquisition.

   If Debt Securities are issued to one or more persons in exchange for the Company's outstanding debt securities, the accompanying Prospectus Supplement related to such offering of Debt Securities will set forth the aggregate principal amount of the outstanding debt securities which the Company will receive in such exchange and which will cease to be outstanding, the residual cash payment, if any, which the Company may receive from such persons or which such persons may receive from the Company, as appropriate, the dates from which the Company will pay interest accrued on the outstanding debt securities to be exchanged for the offered Debt Securities and an estimate of the Company's expenses in respect of such offering of the Debt Securities.

                 RATIO OF AVAILABLE EARNINGS TO FIXED CHARGES

   The following table sets forth the historical ratios of earnings to fixed charges of the Company for the periods indicated:

                                                     Year ended December 31,

                                          ----------------------------------------

                                           1996      1995    1994     1993    1992
                                           -------- -------------------------------
Ratio of earnings to fixed charges (1)     1.56:1    1.26:1  1.35:1  1.69:1  1.80:1


(1) For purposes of computing the ratios, "earnings" consist of net income before income taxes plus interest and debt expense and excludes fixed charges related to collateralized bonds issued by the Company which are nonrecourse to the Company. This sum is divided by fixed charges, which consists of total interest and debt expense, to determine the ratio of available earnings to fixed charges.

                          DESCRIPTION OF SECURITIES

   The following is a brief description of the material terms of the Company's securities which may be offered under this prospectus. This description does not purport to be complete and is subject in all respects to applicable Virginia law and to the provisions of the Company's Articles of Incorporation and Bylaws, copies of which are on file with the Commission as described under "Available Information" and are incorporated by reference herein.

                                   General

   The Company may offer under this Prospectus one or more of the following categories of its Securities: (i) shares of its Common Stock, par value $0.01 per share; (ii) shares of its Preferred Stock, par value $0.01 per share, in one or more series; (iii) Debt Securities, in one or more series, any series of which may be either Senior Debt Securities or Subordinated Debt Securities; (iv) Common Stock Warrants; (v) Preferred Stock Warrants; (vi) Debt Warrants; and
(vii) any combination of the foregoing, either individually or as units consisting of one or more of the types of Securities described in clauses (i) through (vi). The terms of any specific offering of Securities, including the terms of any units offered, will be set forth in a Prospectus Supplement relating to such offering.

   The Company's authorized equity capitalization consists of 50 million shares of Common Stock, par value $0.01 per share and 50 million shares of Preferred Stock, par value $0.01 per share. Neither the holders of the Common Stock nor of any Preferred Stock, now or hereafter authorized, will be entitled to any preemptive or other subscription rights. The Common Stock is listed on the New York Stock Exchange. The Company intends to list any additional shares of its Common Stock which are issued and sold hereunder. The Company may list any series of its Preferred Stock which are offered and sold hereunder, as described in the Prospectus Supplement relating to such series of Preferred Stock.

                                 Common Stock

   As of February 28, 1997, there were 20,890,742 outstanding shares of Common Stock held by 3,344 holders of record. Holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefor. Dividends on any outstanding shares of preferred stock must be paid in full before payment of any dividends on the Common Stock. Upon liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in assets available for distribution after payment of all debts and other liabilities and subject to the prior rights of any holders of any preferred stock then outstanding.

   Holders of Common Stock are entitled to one vote per share with respect to all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the Common Stock entitled to vote in any election of directors may elect all of the directors standing for election, subject to the voting rights (if any) of any series of preferred stock that may be outstanding from time to time. The Company's Articles of
Incorporation and Bylaws contain no restrictions on the repurchase by the Company of shares of the Common Stock. All the outstanding shares of Common Stock are validly issued, fully paid and nonassessable.

                               Preferred Stock

   As of February 28, 1997, there were 1,515,000 shares of Series A Cumulative Convertible Preferred Stock, 2,184,824 shares of Series B Cumulative Convertible Preferred Stock, and 1,840,000 shares of Series C Cumulative Convertible Preferred Stock (together, the Preferred Stock) issued and outstanding.

   The Board of Directors is authorized to designate with respect to each series of Preferred Stock the number of shares in each such series, the dividend rates and dates of payment, voluntary and involuntary liquidation preferences, redemption prices, whether or not dividends shall be cumulative and, if cumulative, the date or dates from which the same shall be cumulative, the sinking fund provisions, if any, for redemption or purchase of shares, the rights, if any, and the terms and conditions on which shares can be converted into or exchanged for shares of another class or series, and the voting rights, if any.

   All preferred shares issued will rank prior to the Common Stock as to dividends and as to distributions in the event of liquidation, dissolution or winding up of the Company. The ability of the Board of Directors to issue preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting powers of holders of Common Stock.

                             Securities Warrants

General

    The Company may issue Securities Warrants for the Purchase of Common Stock, Preferred Stock or Debt Securities. Such warrants are referred to herein as Common Stock Warrants, Preferred Stock Warrants or Debt Warrants, as appropriate. Securities Warrants may be issued independently or together with any other Securities covered by the Registration Statement and offered by this Prospectus and any accompanying Prospectus Supplement and may be attached to or separate from such other Securities. Each series of Securities Warrants will be issued under a separate agreement (each, a "Securities Warrant Agreement") to be entered into between the Company and a bank or trust company, as agent (each, a "Securities Warrant Agent"), all as set forth in the Prospectus Supplement relating to the particular issue of offered Securities Warrants. Each issue of Securities Warrants will be evidenced by warrant certificates (the "Securities Warrant Certificates"). The Securities Warrant Agent will act solely as an agent of the Company in connection with the Securities Warrant Certificates and will not assume any obligation or relationship of agency or trust for or with any holders of Securities Warrant Certificates or beneficial owners of Securities Warrants. Copies of the definitive Securities Warrant Agreements and Securities Warrant Certificates will be filed with the Commission by means of a Current Report on Form 8-K in connection with the offering of such series of Securities Warrants.

   If Securities Warrants are offered, the applicable Prospectus Supplement will describe the terms of such Securities Warrants, including in the case of Securities Warrants for the purchase of Debt Securities, the following where applicable: (i) the offering price; (ii) the currencies in which such Debt Warrants are being offered; (iii) the designation, aggregate principal amount, currencies, denominations and terms of the series of Debt Securities purchasable upon exercise of such Debt Warrants; (iv) the designation and terms of any Securities with which such Debt Warrants are being offered and the number of such Debt Warrants being offered with each such Security; (v) the date on and after which such Debt Warrants and the related Securities will be transferable separately; (vi) the principal amount of the series of Debt Securities purchasable upon exercise of each such Debt Warrant and the price at which the currencies in which such principal amount of Debt Securities of such series may be purchased upon such exercise; (vii) the date on which the right to exercise such Debt Warrants shall commence and the date on which such right shall expire (the "Expiration Date"); (viii) whether the Debt Warrant will be issued in registered or bearer form; (ix) certain federal income tax consequences; and (x) any other material terms of such Debt Warrants.

   In the case of Securities Warrants for the purchase of Preferred Stock or Common Stock, the applicable Prospectus Supplement will describe the terms of such Securities Warrants, including the following where applicable: (i) the offering price; (ii) the aggregate number of shares purchasable upon exercise of such Securities Warrants, and in the case of Securities Warrants for Preferred Stock, the designation, aggregate number and terms of the series of Preferred Stock purchasable upon exercise of such Securities Warrants; (iii) the designation and terms of the Securities with which such Securities Warrants are being offered and the number of such Securities Warrants being offered with each such Security; (iv) the date on and after which such Securities Warrants and the related Securities will be transferable separately; (v) the number of shares of Preferred Stock or shares of Common Stock purchasable upon exercise of each such Securities Warrant and the price at which such number of shares of Preferred Stock of such series or shares of Common Stock may be purchased upon such exercise; (vi) the date on which the right to exercise such Securities Warrants shall commence and the Expiration Date on which such right shall expire; (vii) certain federal income tax consequences; and (viii) any other material terms of such Securities Warrants.

   Securities Warrant Certificates may be exchanged for new Securities Warrant Certificates of different denominations, may (if in registered form) be presented for registration of transfer, and may be exercised at the corporate trust office of the appropriate Securities Warrant Agent or other office indicated in the applicable Prospectus Supplement. Prior to the exercise of any Securities Warrant to purchase Debt Securities, holders of such Debt Warrants will not have any of the rights of Holders of the Debt Securities purchasable upon such exercise, including the right to receive payments of principal, premium, if any, or interest, if any, on the Debt Securities purchasable upon such exercise or to enforce covenants in the applicable Indenture. Prior to the exercise of any Securities Warrants to purchase Preferred Stock or Common Stock, holders of such Preferred Stock Warrants or Common Stock Warrants will not have any rights of holders of the respective Preferred Stock or Common Stock purchasable upon such exercise, including the right to receive payments of dividends, if any, on the Preferred Stock or Common Stock purchasable upon such exercise or to exercise any applicable right to vote.

Exercise of Securities Warrants

   Each Securities Warrant will entitle the holder thereof to purchase such principal amount of Debt Securities or number of shares of Preferred Stock or shares of Common Stock, as the case may be, at such exercise price as shall in each case be set forth in, or calculable from, the Prospectus Supplement relating to the offered Securities Warrants. After the close of business on the Expiration Date (or such later date to which such Expiration Date may be extended by the Company), unexercised Securities Warrants will become void.

   Securities Warrants may be exercised by delivering to the Securities Warrant Agent payment, as provided in the applicable Prospectus Supplement, of the amount required to purchase the applicable Debt Securities, Preferred Stock or Common Stock purchasable upon such exercise together with certain information set forth on the reverse side of the Securities Warrant Certificate. Upon receipt of such payment and the definitive Securities Warrant Certificates properly completed and duly executed at the corporate trust office of the Securities Warrant Agent or any other office indicated in the applicable Prospectus Supplement, the Company will, as soon as practicable, issue and deliver the applicable Debt Securities, Preferred Stock or Common Stock purchasable upon such exercise. If fewer than all of the Securities Warrants represented by such Securities Warrant Certificate are exercised, a new Securities Warrant Certificate will be issued for the remaining amount of Securities Warrants.

Amendments and Supplements to Securities Warrant Agreements

   Each Securities Warrant Agreement may be amended or supplemented without the consent of the holders of the Securities Warrants issued thereunder to effect changes that are not inconsistent with the provisions of the Securities Warrants and that do not adversely affect the interests of the holders of the Securities Warrants.

Common Stock Warrant Adjustments

      Unless otherwise indicated in the applicable Prospectus Supplement, the exercise price of, and the number of shares of Common Stock covered by, a Common Stock Warrant are subject to adjustment in certain events, including: (i) the issuance of Common Stock as a dividend or distribution on the Common Stock; (ii) subdivisions and combinations of the Common Stock; (iii) the issuance to all holders of Common Stock of certain rights or warrants entitling them to subscribe for or purchase Common Stock within the number of days, specified in the applicable Prospectus Supplement, after the date fixed for the determination of the stockholders entitled to receive such rights or warrants, at less than the current market price (as defined in the Securities Warrant Agreement governing such series of Common Stock Warrants); and (iv) the distribution to all holders of Common Stock of evidences of indebtedness or assets of the Company (excluding certain cash dividends and distributions described below). The terms of any such adjustment will be specified in the related Prospectus Supplement for such Common Stock Warrants.

No Rights as Stockholders

   Holders of Common Stock Warrants will not be entitled by virtue of being such holders, to vote, to consent, to receive dividends, to receive notice as stockholders with respect to any meeting of stockholders for the election of directors of the Company of any other matter, or to exercise any rights whatsoever as stockholders of the Company.

Existing Securities Holders

   The Company may issue, as a dividend at no cost, such Securities Warrants to holders of record of the Company's Securities or any class thereof on the applicable record date. If Securities Warrants are so issued to existing holders of Securities, the applicable Prospectus Supplement will describe, in addition to the terms of the Securities Warrants and the Securities issuable upon exercise thereof, the provisions, if any, for a holder of such Securities Warrants who validly exercises all Securities Warrants issued to such holder to subscribe for unsubscribed Securities (issuable pursuant to unexercised Securities Warrants issued to other holders) to the extent such Securities Warrants have not been exercised.

                               Debt Securities

General

   The Company may offer one or more series of its Debt Securities representing general, unsecured obligations of the Company. Any series of Debt Securities may either (1) rank prior to all subordinated indebtedness of the Company and pari passu with all other unsecured indebtedness of the Company outstanding on the date of the issuance of such Debt Securities ("Senior Debt Securities") or (2) be subordinated in light of payments to certain other obligations of the Company outstanding on the date of issuance ("Subordinated Debt Securities"). In this Prospectus, any indenture relating to Subordinated Debt Securities is referred to as a "Subordinated Indenture" and the term "Indenture" refers to Senior and Subordinated Indentures, collectively.

   The aggregate principal amount of Debt Securities which may be issued by the Company will be set from time to time by the Board of Directors. Further, the amount of Debt Securities which may be offered by this Prospectus will be subject to the aggregate initial offering price of Securities specified in the Registration Statement. Each Indenture will permit the issuance of an unlimited amount of Debt Securities thereunder from time to time in one or more series. Additional debt securities may be issued pursuant to another registration statement for issuance under any Indenture. Any offering of Debt Securities may be denominated in any currency composite designated by the Company.

   The following description of the Debt Securities which may be offered by the Company hereunder describes certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms and provisions of the Debt Securities and the extent to which the following general provisions may apply to such offering of Debt Securities will be described in the accompanying Prospectus Supplement relating to such offering of Debt Securities. The following descriptions of certain provisions of the Indentures do not purport to be complete and are qualified in their entirety by reference to the form of Senior Indenture or Subordinated Indenture, as appropriate. The definitive Indenture relating to each offering of Debt Securities will be filed with the Commission by means of a Current Report on Form 8-K in connection with the offering of such Debt Securities. All article and section references appearing herein are references to the articles and sections of the appropriate Indenture and, unless defined herein, all capitalized terms have the respective meanings specified in the appropriate Indenture.

   The Prospectus Supplement relating to any offering of Debt Securities will set forth the following terms and other information to the extent applicable with respect to the Debt Securities being offered thereby; (1) the designation, aggregate principal amount, authorized denominations and priority of such Debt Securities; (2) the price (expressed as a percentage of the aggregate principal amount of such Debt Securities) at which such Debt Securities will be issued;
(3) the currency or currency units for which the Debt Securities may be purchased and in which the principal of, and any interest on such Debt Securities may be payable; (4) the stated maturity of such Debt Securities or means by which a maturity date may be determined; (5) the rate at which such Debt Securities will bear interest or the method by which such rate of interest is to be calculated (which rate may be zero in the case of certain Debt Securities issued at a price representing a discount from the principal amount payable at maturity); (6) the periods during which such interest will accrue, the dates on which such interest will be payable (or the method by which such dates may be determined, including without limitation that such rate of interest may bear an inverse relationship to some index or standard) and the circumstances under which the Company may defer payment of interest; (7) redemption provisions, including any optional redemption, required repayment or mandatory sinking fund provisions; (8) any terms by which such Debt Securities may be convertible into shares of the Company's Common Stock, Preferred Stock or any other Securities of the Company, including a description of the Securities into which any such Debt Securities are convertible; (9) any terms by which the principal of such Debt Securities will be exchangeable for any other Securities of the Company; (10) whether such Debt Securities are issuable as definitive Fully-Registered Securities (as defined below) or Global Securities and, if Global Securities are to be issued, the terms thereof, including the manner in which interest thereon will be payable to the beneficial owners thereof and other book-entry procedures, any terms for exchange of such Global Securities into definitive Fully-Registered Securities (as defined below) and any provisions relating to the issuance of a temporary Global Security; (11) any additional restrictive covenants included for the benefit of the holders of such Debt Securities; (12) any additional events of default provided with respect to such Debt Securities; (13) the terms of any Securities being offered together with such Debt Securities, (14) whether such Debt Securities represent general, unsecured obligations of the Company and (15) any other material terms of such Debt Securities.

   If any of the Debt Securities are sold for foreign currency units, the restrictions, elections, tax consequences, specific terms, and other information with respect to such issue of Debt Securities and such currencies or currency units will be set forth in the Prospectus Supplement relating to thereto.

Indenture Provisions

   The Debt Securities may be issued in definitive, fully registered form without coupons ("Fully Registered Securities"), or in a form registered as to principal only with coupons or in bearer form with coupons. Unless otherwise specified in the Prospectus Supplement, the Debt Securities will only be Fully Registered Securities. In addition, Debt Securities of a series may be issuable in the form of one or more Global Securities, which will be denominated in an amount equal to all or a portion of the aggregate principal amount of such Debt Securities. See "Global Securities" below.

   One or more series of Debt Securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates. Federal income tax consequences and special considerations applicable to any such series will be described in the Prospectus Supplement relating thereto.

   Unless otherwise indicated in the related Prospectus Supplement for a series of Debt Securities, there are no provisions contained in the Indentures that would afford holders of Debt Securities protection in the event of a highly leveraged transaction involving the Company.
   Global Securities. Any series of Debt Securities may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, the Depositary identified in the Prospectus Supplement relating to such series. Unless and until it is exchanged in whole or in part for Debt Securities in individually certificated form, a Global Security may not be transferred except as a whole to a nominee of the Depositary for such Global Security, or by a nominee for the Depositary to the Depositary, or to a successor of the Depositary or a nominee of such successor.

   The specific terms of the Depositary arrangement with respect to any series of Debt Securities and the rights of, and limitations on, owners of beneficial interests in a Global Security representing all or a portion of a series of Debt Securities will be described in the Prospectus Supplement relating to such series.

   Modification of Indentures. Unless otherwise specified in the related Prospectus Supplement, each Indenture, the rights and obligations of the Company, and the rights of the Holders may be modified with respect to one or more series of Debt Securities issued under such Indenture with the consent of the Holders of not less than a majority in principal amount of the outstanding Debt Securities of each such series affected by the modification or amendment. No modification of the terms of payment of principal or interest, and no modification reducing the percentage required for modification, is effective against any Holder without his consent.

   Events of Default. Unless otherwise specified in the related Prospectus Supplement, each Indenture, will provide that the following are Events of Default with respect to any series of Debt Securities issued thereunder: (1) default in the payment of the principal of any Debt Security of such series when and as the same shall be due and payable; (2) default in making a sinking fund payment, if any, when and as the same shall be due and payable by the terms of the Debt Securities of such series; (3) default for 30 days in payment of any installment of interest on any Debt Securities of such series; (4) default for a specified number of days after notice in the performance of any other covenants in respect of the Debt Securities of such series contained in the Indenture; (5) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator, or trustee of the Company or its property; and (6) any other Event of Default provided in the applicable supplemental indenture under which such series of Debt Securities is issued. An Event of Default with respect to a particular series of Debt Securities issued under an Indenture will not necessarily constitute an Event of Default with respect to any other series of Debt Securities issued under such Indenture. The trustee under an Indenture may withhold notice to the Holders of any series of Debt Securities of any default with respect to such series (except in the payment of principal or interest) if it considers such withholding in the interests of such Holders.

   If an Event of Default with respect to any series of Debt Securities shall have occurred and be continuing, the appropriate trustee under the Indenture or the Holders of not less than 25% in the aggregate principal amount of the Debt Securities of such series may declare the principal, or in the case of discounted Debt Securities, such portion thereof as may be described in the Prospectus Supplement, of all the Debt Securities of such series to be due and payable immediately.

   Within four months after the close of each fiscal year, the Company will file with each trustee under the indentures a certificate, signed by specified officers, stating whether or not such officers have knowledge of any default, and, if so, specifying each such default and the nature thereof.

   Subject to provisions relating to its duties in case of default, a trustee under the Indentures shall be under no obligation to exercise any of its rights or powers under the applicable Indenture at the request, order, or direction of any Holder, unless such Holders shall have offered to such trustee reasonable indemnity. Subject to such provisions for indemnification, the Holders of a majority in principal amount of the Debt Securities of any series may direct the time, method, and place of conducting any proceeding for any remedy available to the appropriate trustee, or exercising any trust or power conferred upon such trustee, with respect to the Debt Securities of such series.

   Payment and Transfer. Principal of, and premium and interest, if any, on, fully Registered Securities will be payable at the Place of Payment as specified in the applicable Prospectus Supplement, provided that payment of interest, if any, may be made, unless otherwise provided in the applicable Prospectus Supplement, by check mailed to the person in whose names such Debt Securities are registered at the close of business on the day or days specified in the Prospectus Supplement or transfer to an account maintained by the payee located inside the United States. The principal of, and premium and interest, if any, on, Debt Securities in other forms will be payable in the manner and at the place or places as designated by the Company and specified in the applicable Prospectus Supplement. Unless otherwise provided in the Prospectus Supplement, payment of interest may be made, in the case of Bearer Security by transfer to an account maintained by the payee with a bank outside the United States.

   Fully Registered Securities may be transferred or exchanged at the corporate trust office of the trustee or any other office or agency maintained by the Company for such purposes, subject to the limitations in the applicable Indenture, without the payment of any service charge except for any tax or governmental charge incidental thereto. Provisions with respect to the transfer and exchange of Debt Securities in other forms will be set forth in the applicable Prospectus Supplement.

   Defeasance. The Indentures provide that each will cease to be of further effect with respect to a certain series of Debt Securities (except for certain obligations to register the transfer or exchange of Securities) if (a) the Company delivers to the Trustee for the Securities of such series for cancellation of all Securities of all series and the coupons, if any, appertaining thereto, or (b) if the Company deposits into trust with the Trustee money or United States government obligations, that, through the payment of interest thereon and principal thereof in accordance with their terms, will provide money in an amount sufficient to pay all of the principal of, and interest on, the Securities of such series on the dates such payments are due or redeemable in accordance with the terms of such Securities.

                 Certain Charter and Virginia Law Provisions

   Unless the amendment effects an extraordinary transaction, the Articles of Incorporation of the Company may be amended with the approval of the holders of a majority of the outstanding shares of Common Stock, subject to the voting rights (if any) of any series of Preferred Stock that may be outstanding from time to time. Amendments that effect extraordinary transactions, which include mergers, share exchanges, a sale of substantially all the assets of the Company, the dissolution of the Company or the share ownership restrictions described below, require the approval of the holders of more than two-thirds of the outstanding shares of Common Stock (subject to any voting rights of any series of preferred stock outstanding).

   Special meetings of the shareholders of the Company may be called by a majority of the Board of Directors, a majority of the unaffiliated directors, the Chairman of the Board, the President or generally by shareholders holding at least 25% of the outstanding shares of Common Stock entitled to be voted at the meeting.

   Virginia law and the Articles of Incorporation of the Company provide that the directors and officers of the Company shall have no liability to the Company or its shareholders in certain actions brought by or on behalf of shareholders of the Company unless such officer or director has engaged in willful misconduct or violations of federal or state securities laws and certain other activities.

              Repurchase of Shares and Restrictions on Transfer

   Two of the requirements for qualification for the tax benefits accorded a REIT under the Internal Revenue Code of 1986, as amended ("the Code"), are that
(i) during the last half of each taxable year not more than 50% of the outstanding shares may be owned directly or indirectly by five or fewer individuals and (ii) there must be at least 100 shareholders for at least 335 days in each taxable year. Those requirements apply for all taxable years after the year in which a REIT elects REIT status.

   The Articles of Incorporation prohibit any person or group of persons from acquiring or holding, directly or indirectly, ownership of a number of shares of Common Stock in excess of 9.8% of the outstanding shares. Shares of Common Stock owned by a person or group of persons in excess of such amounts are referred to as "Excess Shares." For this purpose the term "ownership" is defined in accordance with the Code, the constructive ownership provisions of Section 544 of the Code and Rule 13d-3 promulgated under the Exchange Act, and the term "group" is defined to have the same meaning as that term has for purposes of
Section 13(d)(3) of the Exchange Act. Accordingly, shares of Common Stock owned or deemed to be owned by a person who individually owns less than 9.8% of the shares outstanding may nevertheless be Excess Shares.

   For purposes of determining whether a person holds Excess Shares, a person or group will be treated as owning not only shares of Common Stock actually or beneficially owned, but also any shares of Common Stock attributed to such person or group under the constructive ownership provisions contained in Section 544 of the Code.

   The Articles of Incorporation provide that in the event any person acquires Excess Shares, each Excess Share may be redeemed at any time by the Company at the closing price of a share of Common Stock on the New York Stock Exchange on the last business day prior to the redemption date. From and after the date fixed for redemption of Excess Shares, such shares shall cease to be entitled to any distribution and other benefits, except only the right to payment of the redemption price for such shares.

   Under the Articles of Incorporation any acquisition of shares that would result in failure to qualify as a REIT under the Code is void to the fullest extent permitted by law, and the Board of Directors is authorized to refuse to transfer shares to a person if, as a result of the transfer, that person would own Excess Shares. Prior to any transfer or transaction which, if consummated, would cause a shareholder to own Excess Shares, and in any event upon demand by the Board of Directors, a shareholder is required to file with the Company an affidavit setting forth, as to that shareholder, the information required to be reported in returns filed by shareholders under Treasury Regulation Section 1.857-9 under the Code and in reports filed under Section 13(d) of the Exchange Act. Additionally, each proposed transferee of shares of Common Stock, upon demand of the Board of Directors, also may be required to file a statement or affidavit with the Company setting forth the number of shares already owned by the transferee and any related person.

   The Common Stock may not be purchased by nonresident aliens or foreign entities. In addition, the Common Stock may not be held by "disqualified organizations" within the meaning of Section 860E(e)(5) of the Code, which generally includes governmental entities and other tax-exempt persons not subject to the tax on unrelated business taxable income.

                         Transfer Agent and Registrar

   The transfer agent and the registrar for the Company's Common Stock is First Union National Bank of North Carolina, Charlotte, North Carolina.

                             PLAN OF DISTRIBUTION

   The Company may sell Securities (1) through underwriters or dealers, (2) directly to one or more purchasers, or (3) through agents designated from time to time.

   The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of the sale, or at prices related to such prevailing market prices or at negotiated prices. The Prospectus Supplement will describe the method of distribution of the Securities offered.

   If underwriters are used in the sale in a firm commitment underwriting, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Securities of the series offered by the Company's Prospectus Supplement if any of the Securities are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

   Only underwriters named in the Prospectus Supplement are deemed to be underwriting in connection with the Securities in respect of which such Prospectus Supplement and this Prospectus are delivered and any firms not named therein are not parties to the underwriting agreement in respect of such Securities and will have no direct or indirect participation in the underwriting thereof, although they may participate in the discussion of such Securities under circumstances where they may be entitled to a dealer's commission.

   Securities may also be sold directly by the Company or through agents designated by the Company from time to time. The Securities offered hereby may also be sold from time to time through agents for the Company by means of (i) ordinary broker's transactions, (ii) block transactions (which may involve crosses) in accordance with the rules of the Exchanges, in which such agents may attempt to sell Securities as agent but may purchase and resell all or a portion of the blocks as principal, (iii) "fixed price offerings" in accordance with the rules of the Exchanges, or (iv) a combination of any such methods of sale. In connection therewith, distributors' or sellers' commissions may be paid or allowed which will not exceed those customary in the types of transactions involved. A Prospectus Supplement will set forth the terms of any such "fixed price offering," "exchange distributions" and "special offerings." If the agent purchases Securities as principal, it may sell such Securities by any of the methods described above. Any such agent involved in the offering and sale of Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent set forth in the Prospectus Supplement. Unless otherwise indicated herein or in the Prospectus Supplement, any such agent is acting on a best-efforts basis for the period of its appointment.

   If so indicated in the Prospectus Supplement, the Company will authorize agents, underwriters, or dealers to solicit offers by certain institutional investors to purchase Securities providing for payment and delivery on a future date specified in the Prospectus Supplement. There may be limitations on the minimum amount which may be purchased by any such institutional investor or on the portion of the aggregate principal amount of the particular Securities which may be sold pursuant to such arrangements. Institutional investors to which such offers may be made, when authorized, include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and such other institutions as may be approved by the Company. The obligations of any such purchasers pursuant to such delayed delivery and payment arrangements will not be subject to any conditions except
(1) the purchase by an institution of the particular Securities shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (2) if the particular Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of such Securities less the principal amount thereof covered by such arrangements. Underwriters will not have any responsibility in respect of the validity of such arrangements or the performance of the Company or such institutional investors thereunder.

   Agents, underwriters and dealers may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents, underwriters and dealers may engage in transactions with, or perform services for, the Company in the ordinary course of business.

   If an agent or agents are utilized in the sale, such persons may be deemed to be "underwriters", and any documents, commissions or concessions received by them from the Company or any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any such person who may be deemed to be an underwriter and any such compensation received from the Company will be described in the Prospectus Supplement.

                      FEDERAL INCOME TAX CONSIDERATIONS

Federal Income Taxation of Shareholders

   The following section is a general summary of certain federal income tax aspects of an investment in the Company that should be considered by prospective shareholders. The discussion in this section is based on existing provisions of the Code, existing and proposed Treasury regulations, existing court decisions, and existing rulings and other administrative interpretations. There can be no assurance that future Code provisions or other legal authorities will not alter significantly the tax consequences described below. No rulings have been obtained from the Internal Revenue Service concerning any of the matters discussed in this section.

   The Company and its qualified REIT subsidiaries (collectively "Resource REIT") believes it has complied, and intends to comply in the future, with the requirements for qualification as a REIT under the Code. The federal income tax provisions governing REITs and their shareholders are extremely complicated, and what follows is only a very brief and general summary of the most important considerations for shareholders. ACCORDINGLY, PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SHARES OF THE COMPANY.

General Considerations

   Resource REIT believes it has complied, and intends to comply in the future, with the requirements for qualification as a REIT under the Code. Venable,
Baetjer  and  Howard,  LLP,  counsel to the  Company,  has given the Company its opinion to the effect that, as of the date hereof and based on the various representations made to it by the Company with respect to its income, assets, and activities since its inception, and subject to certain assumptions and qualifications stated in such opinion, (i) Resource REIT qualifies for treatment as a REIT under the Code and (ii) the organization and contemplated method of operation of Resource REIT are such as to enable it to continue so to qualify in subsequent years, provided the various operational requirements of REIT status are satisfied in those years. However, investors should be aware that opinions of counsel are not binding on the courts or the Internal Revenue Service. To the extent that Resource REIT qualifies as a REIT for federal income tax purposes, it generally will not be subject to federal income tax on the amount of its income or gain that is distributed to shareholders. However, certain nonqualified REIT subsidiaries of the Company, which operate the Company's production operations and are included in the Company's consolidated GAAP financial statements, are not qualified REIT subsidiaries. Consequently, all of the nonqualified REIT subsidiarys' taxable income is subject to federal and state income taxes.

   The REIT rules generally require that a REIT invest primarily in real estate-related assets, its activities be passive rather than active, and it distribute annually to its shareholders a high percentage of its taxable income. The Company could be subject to a number of taxes if it failed to satisfy those rules or if it acquired certain types of income-producing real property through foreclosure. Although no complete assurances can be given, the Company does not expect that it will be subject to material amounts of such taxes.

   Resource REIT's failure to satisfy certain Code requirements could cause the Company to lose its status as a REIT. If Resource REIT failed to qualify as a REIT for any taxable year, it would be subject to federal income tax (including any applicable minimum tax) at regular corporate rates and would not receive deductions for dividends paid to shareholders. As a result, the amount of after-tax earnings available for distribution to shareholders would decrease substantially. While the Board of Directors intends to cause Resource REIT to operate in a manner that will enable it to qualify as a REIT in all future taxable years, there can be no certainty that such intention will be realized because, among other things, qualification hinges on the conduct of the business of Resource REIT.

Taxation of Distributions by the Company

   Assuming that Resource REIT maintains its status as a REIT, any distributions that are properly designated as "capital gain dividends" generally will be taxed to shareholders as long-term capital gains, regardless of how long a shareholder has owned his shares. Any other distributions out of Resource REIT current or accumulated earnings and profits will be dividends taxable as ordinary income. Shareholders will not be entitled to dividends-received deductions with respect to any dividends paid by Resource REIT. Distributions in excess of Resource REIT's current or accumulated earnings and profits will be treated as tax-free returns of capital, to the extent of the shareholder's basis in his shares of Common Stock, and as gain from the disposition of shares, to the extent they exceed such basis. Shareholders may not include on their own returns any of Resource REIT ordinary or capital losses. Distributions to shareholders attributable to "excess inclusion income" of Resource REIT will be characterized as excess inclusion income in the hands of the shareholders. Excess inclusion income can arise from Resource REIT's holdings of residual interests in real estate mortgage investment conduits and in certain other types of mortgage-backed security structures created after 1991. Excess inclusion income constitutes unrelated business taxable income ("UBTI") for tax-exempt entities (including employee benefit plans and individual retirement accounts), and it may not be offset by current deductions or net operating loss carryovers. In the unlikely event that the Company's excess inclusion income is greater than its taxable income, the Company's distribution would be based on the Company's excess inclusion income. In 1995 the Company's excess inclusion was approximately 31% of its taxable income. Although Resource REIT itself would be subject to a tax on any excess inclusion income that would be allocable to a "disqualified organization" holding its shares, Resource REIT's by-laws provide that disqualified organizations are ineligible to hold Resource REIT's shares.

   Dividends  paid by Resource REIT to  organizations  that generally are exempt from federal income tax under Section 501(a) of the Code should not be taxable to them as UBTI except to the extent that (i) purchase of Shares of Resource REIT was financed by "acquisition indebtedness," (ii) such dividends constitute excess inclusion income or (iii) with respect to the trusts owning more than 10% of the shares of Resource REIT, under certain circumstances a portion of such dividend is attributable to UBTI. Because an investment in Resource REIT may give rise to UBTI or trigger the filing of an income tax return that otherwise would not be required, tax-exempt organizations should give careful consideration to whether an investment in Resource REIT is prudent.

Taxation of Dispositions of Shares of the Common Stock

   In general, any gain or loss realized upon a taxable disposition of shares will be treated as long-term capital gain or loss if the shares have been held for more than twelve months and otherwise as short-term capital gain or loss. However, any loss realized upon a taxable disposition of shares held for six months or less will be treated as long-term capital loss to the extent of any capital gain dividends received with respect to such shares. All or a portion of any loss realized upon a taxable disposition of Shares of Resource REIT may be disallowed if other Shares of Resource REIT are purchased (under a dividend reinvestment plan or otherwise) within 30 days before or after the disposition.

Backup Withholding

   Resource REIT generally is required to withhold and remit to the United States Treasury 31% of the dividends paid to any shareholder who (i) fails to furnish Resource REIT with a correct taxpayer identification number, (ii) has notified Resource REIT that a shareholder has underreported dividend or interest income to the Internal Revenue Service, or (iii) under certain circumstances, fails to certify to Resource REIT that he is not subject to backup withholding. An individual's taxpayer identification number is his social security number.

Debt Securities

   The Debt Securities will be taxable as indebtedness. Interest and original issue discount, if any, on a Debt Security will be treated as ordinary income to a holder. Any special tax considerations applicable to a Debt Security will be described in the related Prospectus Supplement.

Exercise of Securities Warrants

   Upon a holder's exercise of a Securities Warrant, the holder will, in general, (i) not recognize any income, gain or loss for federal income tax purposes, (ii) receive an initial tax basis in the Security received equal to the sum of the holder's tax basis in the exercised Securities Warrant and the exercise price paid for such Security and (iii) have a holding period for the Security received beginning on the date of exercise.

Sale or Expiration of Securities Warrants

   If a holder of a Securities Warrant sells or otherwise disposes of such Securities Warrant (other than by its exercise), the holder generally will recognize capital gain or loss (long term capital gain or loss if the holder's holding period for the Securities Warrant exceeds twelve months on the date of disposition; otherwise, short term capital gain or loss) equal to the difference between (i) the cash and fair market value of other property received and (ii) the holder's tax basis (on the date of disposition) in the Securities Warrant sold. Such a holder generally will recognize a capital loss upon the expiration of an unexercised Securities Warrant equal to the holder's tax basis in the Securities Warrant on the expiration date.

State and Local Tax Considerations

   State and local tax laws may not correspond to the federal income tax principles discussed in this section. Accordingly, prospective investors should consult their tax advisers concerning the state and local tax consequences of an investment in Resource REIT.

                                LEGAL OPINIONS

   The validity of the Securities will be passed upon for the Company by Venable, Baetjer and Howard, LLP, Baltimore, Maryland.

                                   EXPERTS

   The consolidated financial statements of the Company included in the Company's Report on Form 10-K for the year ended December 31, 1995 and Current Report on Form 8-K for the year ended December 31, 1996 dated March 6, 1997 have been audited by KPMG Peat Marwick LLP, independent auditors, as set forth in their reports included therein, and incorporated herein by reference. Such financial statements have been incorporated by reference herein in reliance upon the reports of that firm and upon the authority of that firm as experts in auditing and accounting.


====================================   ==================================
   No dealer,  salesperson or other
person has been  authorized to give

any  information  or  to  make  any              $125,000,000
representations  not  contained  in
this  Prospectus  Supplement or the
accompanying   Prospectus  and,  if
given or made, such  information or
representation  must not be  relied
upon as having been  authorized  by            Resource Mortgage
the   Company   or  any   agent  or              Capital, Inc.
underwriter.     This    Prospectus
Supplement  and  the   accompanying
Prospectus  do  not  constitute  an
offer  to sell,  or a  solicitation
of an  offer  to buy the  Notes  in
any  jurisdiction  to any person to
whom it is  unlawful  to make  such
offer    in   such    jurisdiction.
Neither   the   delivery   of  this
Prospectus   Supplement   and   the
Prospectus   nor  any   sale   made
hereunder  and  thereunder   shall,
under  any  circumstances,   create
any  implication   that  there  has
been no  change in the  affairs  of
the Company since the date hereof.




       --------------------                      % Senior Notes
                                                  due April , 2002



         TABLE OF CONTENTS                   ____________________

       Prospectus Supplement                 PROSPECTUS SUPPLEMENT
                             Page                April , 1997
                                             --------------------

The Company...................S-2
Use of Proceeds...............S-2
Selected Financial Data.......S-3
Capitalization................S-5
Business......................S-6
Description of the Notes......S-16
Underwriting..................S-23
Legal Matters.................S-24


            Prospectus

Available Information.........2
Incorporation of Certain Documents
     by Reference.............2
The Company...................3                 LEHMAN BROTHERS
Use of Proceeds...............4
Ratio of Available Earnings to                 SMITH BARNEY INC.

Fixed Charges.................5
Description of Securities.....5
Plan of Distribution..........12
Federal Income Tax Considerations
13

Legal Opinions................16
Experts.......................16

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